

TRANSDIGM GROUP INC.

Notice of 2024 Annual Meeting of Shareholders

AND PROXY STATEMENT

Message from Our CEO

Dear Fellow Shareholders,

On behalf of our Board of Directors, I want to thank you for your continued confidence and investment in TransDigm. TransDigm's long-standing goal is to create long-term, sustainable shareholder value through our consistent operating strategy, "private-equity like" capital structure, and culture. Our disciplined, well-proven, value-based operating strategy provides stability through all phases of the aerospace cycle. This strategy along with prudent risk management, a focused acquisition strategy, sound corporate governance, and performance-based executive compensation programs drives long-term intrinsic value creation for our shareholders.



Through this approach, we had an excellent fiscal 2023 and have much to celebrate, ranging from our operational and financial performance to continued refinements in our governance, compensation, and board structures.

Business Highlights

We delivered record results in fiscal 2023, including net sales of $6.6 billion, representing 21% growth over the comparable prior year period, and EBITDA As Defined of $3.4 billion, representing 28% growth from fiscal 2022. TransDigm's growth in revenue and improvements in EBITDA As Defined were driven by our competitive strengths, execution of our value-driven operating strategy, and continued recovery of the commercial aerospace markets. We remained focused in fiscal 2023 on our value drivers, cost structure, and operational excellence. We also continued with strategic acquisitions in fiscal 2023 with the May 2023 acquisition of Calspan for approximately $725 million.

Additionally, during fiscal 2023, we proactively refinanced approximately $10 billion of our debt representing about 50% of TransDigm's gross debt balance as part of our continuous focus to optimize our capital structure mix of debt and equity. We had strong cash flow generation throughout fiscal 2023, ending the fiscal year with approximately $3.5 billion of cash on hand.

Strengthening Our Board

We believe it is important that we maintain a diverse, highly engaged, and skilled Board to provide valuable strategic guidance and perspectives to our management team. In the past year, as part of our ongoing Board refreshment and evaluation process, we announced that our Chief Operating Officer ("COO"), Jorge Valladares, would retire and join our Board. We are excited to have someone of his talents, perspective, and deep industry experience join our Board!

Additionally, I am pleased to announce we have selected Robert Small, a current Board member, to serve as TransDigm's first Lead Independent Director. We expect that the creation of this role, based partly on shareholder feedback, will further strengthen our Board leadership structure in several significant ways and should facilitate a heightened line of communication between shareholders and the Board. We believe the addition of the Lead Independent Director role will enhance the accountability, effectiveness, and independence of the Board.

As we continue to look to the future of our Board, I'd be remiss if I did not also acknowledge the retirement of two of our directors in the past year, Mervin Dunn and John Staer. Mervin and John's insight and leadership has been instrumental to TransDigm's tremendous growth and ability to weather an industry-wide downturn event, coming out even stronger on the other side. We appreciate and thank them for their many years of service in supporting TransDigm.

Commitment to Shareholder Engagement and Responsiveness

Direct feedback received from our shareholders through ongoing engagement has always been an essential input to our corporate governance and executive compensation practices. In the past year, we have internally advanced these shareholder engagement efforts, creating a stronger, year-round engagement program to further enhance our investor communications and ensure that we are continually aware of investor sentiment.

Feedback and suggestions gathered from our shareholder engagements helped our Board further assess and significantly refine our governance practices, compensation policies, and proxy disclosures in the past year. In the proxy statement, we enhanced the disclosures in our Compensation Discussion and Analysis ("CD&A"), providing clear descriptions and details of our compensation program. This past year, we reviewed and refreshed our compensation peer group to be used for 2024 executive compensation, with the assistance of a new independent compensation consultant, and we also refreshed our Compensation Committee, including the appointment of a new Compensation Committee Chair.

Additionally of note, we have increased the stock ownership guidelines for our continuing Named Executive Officers ("NEOs") and incorporated double-trigger change in control provisions in NEO option agreements. Both of these changes align us with market best practices.

In summary, I am very proud of our hard work, discipline, and execution over the past year. I believe these efforts are reflected in our operating results and the value created for our shareholders. I am optimistic that the prevailing, favorable conditions for the commercial aerospace market will continue to evolve throughout 2024, and we anticipate that our consistent strategy will continue to provide the value you have come to expect from TransDigm.

On behalf of the entire leadership team and Board, thank you for your continued support of TransDigm.

Sincerely,

Kevin M. Stein
President and Chief Executive Officer

Message from the Lead Independent Director

Dear Fellow Shareholders,

In late 2023, I was honored to be selected by my fellow Board members to serve as TransDigm's first Lead Independent Director ("LID"). We expect that the creation of this role, based in part on shareholder feedback, will further strengthen our Board leadership structure in several significant ways and should provide a further line of communication between shareholders and the Board.

Our Board remains committed to building long-term value in TransDigm, and values input from our shareholders as TransDigm executes on our strategy. We believe that the addition of the LID role will enhance the accountability, effectiveness, and independence of the Board.

There are numerous duties that we have established for this role, which are outlined on page 8. I look forward to fulfilling these commitments and further strengthening the relationship between TransDigm and its shareholders.

On behalf of the Board, thank you for choosing to invest in TransDigm.

Sincerely,



Robert J. Small
Lead Independent Director

Special Note Regarding Forward-Looking Statements

These proxy materials contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended.

These forward-looking statements are subject to risks, uncertainties and other factors and actual results may differ materially from any results projected in the statements. These risks, uncertainties and other factors include, without limitation: but are not limited to: the sensitivity of our business to the number of flight hours that our customers' planes spend aloft and our customers' profitability, both of which are affected by general economic conditions; supply chain constraints; increases in raw material costs, taxes and labor costs that cannot be recovered in product pricing; failure to complete or successfully integrate acquisitions; our indebtedness; our ability to meet our goals relating to environmental, social and governance ("ESG") opportunities, improvements and efficiencies; current and future geopolitical or other worldwide events, including, without limitation, wars or conflicts and public health crises; cybersecurity threats; risks related to the transition or physical impacts of climate change and other natural disasters or meeting sustainability-related voluntary goals or regulatory requirements; our reliance on certain customers; the United States ("U.S.") defense budget and risks associated with being a government supplier including government audits and investigations; failure to maintain government or industry approvals; risks related to changes in laws and regulations, including increases in compliance costs; potential environmental liabilities; liabilities arising in connection with litigation; risks and costs associated with our international sales and operations; and other factors. Further information regarding the important factors that could cause actual results to differ materially from projected results can be found in TransDigm Group's most recent Annual Report on Form 10-K ("2023 Form 10-K") and other reports that TransDigm Group or its subsidiaries have filed with the Securities and Exchange Commission ("SEC"). Except as required by law, TransDigm Group undertakes no obligation to revise or update the forward-looking statements contained in this proxy statement.

Notice of the Annual Meeting

of Shareholders to be held March 7, 2024

Notice is hereby given that the annual meeting of shareholders ("annual meeting") of TransDigm Group Incorporated, a Delaware corporation, will be held at **1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114**, on **Thursday, March 7, 2024**, at **9:00 a.m., Eastern time**, for the following purposes:

1	To elect ten director nominees to our Board of Directors;
2	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024;
3	To approve, on an advisory basis, the compensation of our NEOs; and
4	To transact such other business as may properly come before the annual meeting.

Only shareholders of record at the close of business on January 12, 2024 will be entitled to notice of and to vote at the annual meeting or any adjournment of the annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, please vote on the internet, by phone, or by completing and returning the enclosed proxy card.

By order of the Board of Directors,

Jessica L. Warren

Jessica L. Warren

General Counsel, Chief Compliance Officer, and Corporate Secretary
January 26, 2024



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON MARCH 7, 2024.

The Proxy Statement and Proxy Card are available at *http://www.transdigm.com/investor-relations/annual-proxy*

Table of Contents

Proxy Summary

2024 Annual Meeting of Shareholders

This summary highlights the proposals to be acted upon at the annual meeting, as well as selected executive compensation and corporate governance information described in more detail in this proxy statement.

Annual Meeting Details



Date & Time

Thursday, March 7, 2024
9:00 a.m., Eastern time



Location

1301 East Ninth Street, Suite 3000
Cleveland, Ohio 44114



Record Date

January 12, 2024

Only shareholders of record as of the close of business on the record date are entitled to vote at the annual meeting. Proxy materials are first being sent or made available to shareholders on January 26, 2024.

Proposals		Recommendation of the Board		Page #
1	Election of ten director nominees to our Board of Directors	✓	**FOR each of the nominees**	20
2	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024	✓	**FOR**	64
3	Approval, on an advisory basis, of the compensation of our NEOs	✓	**FOR**	66

Ways to Vote

For more detailed information, see the section entitled "How Can I Vote My Shares?" on page 72.



Online

You may vote online prior to the annual meeting by visiting www.proxyvote.com



By Phone

You may vote by calling 1-800-690-6903 and, entering your control number found in your notice of internet availability of proxy



By Mail

If you requested printed copies of the proxy materials, you may vote by mail



In Person

You may also vote in person at the annual meeting

Board Composition

The current composition of the Board and its committees is as follows:

Name	Age	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Executive Committee
David A. Barr	60	✓		Chair *		
Jane M. Cronin	56	✓	Member		Member *	
Michael Graff	72	✓			Member *	Member *
Sean P. Hennessy	66	✓	Chair			
W. Nicholas Howley, Chairman	71					Chair
Gary E. McCullough	65	✓		Member *	Chair	
Michele L. Santana	53	✓	Member		Member	
Robert J. Small, LID	57	✓		Member		Member
Kevin M. Stein, President and CEO	57					
Jorge L. Valladares III	49					

 Chair   ● Member   * Appointed to the committee in 2023

Refreshed Composition of the Board's Committees

Compensation Committee Refreshment



33%
67%
New Members
67%

■ New Committee Members
■ Existing Committee Members

Nominating and Corporate Governance Committee Refreshment



50%
50%
New Members
50%

■ New Committee Members
■ Existing Committee Members

Executive Committee Refreshment



33%
33%
New Members
67%

■ New Committee Members
■ Existing Committee Members

Fiscal Year 2023 Business Highlights



**Net Sales
in FY 2023**

Up 21%

$6,585 Million, Up 21% from FY 2022
($5,429M)



**Net Income from
Continuing Operations**

Up 50%

$1,299 Million, Up 50% from FY 2022
($866M)



**GAAP Earnings
Per Share**

Up 65%

$22.03 Per Share, Up 65% from FY
2022 ($13.40 per share)



**EBITDA
As Defined [1]**

Up 28%

$3,395 Million, Up 28% from FY 2022
($2,646M)



**Adjusted
Net Income [1]**

Up 48%

$1,477 Million, Up 48% from FY 2022
($998M)



**Adjusted Earnings
Per Share [1][2]**

Up 51%

$25.84 Per Share, Up 51% from FY
2022 ($17.14 per share)

(1)   EBITDA, EBITDA As Defined, EBITDA As Defined Margin, Adjusted Net Income, and Adjusted Earnings Per Share are all non-GAAP financial measures. See Appendix A for reconciliations of income from continuing operations to EBITDA , EBITDA As Defined, and Adjusted Net Income.

(2)   Adjusted Earnings Per Share is calculated by taking TransDigm's Adjusted Net Income and dividing it by the Total Outstanding Shares for Basic and Diluted Earnings Per Share. Total Outstanding Shares for Basic and Diluted Earnings Per Share are disclosed in Appendix A .

We delivered record results in fiscal 2023. TransDigm's growth in net sales and improvements in operating performance are driven by our competitive strengths and through execution of our value-driven operating strategy. Management's consistent application of this approach resulted in the following improvements over fiscal 2022 performance:

- 21% increase in net sales to $6,585 million

- 50% increase in net income from continuing operations to $1,299 million

- 65% increase in earnings per share from continuing operations of $22.03

- 28% increase in EBITDA As Defined of $3,395 million

- Increased EBITDA As Defined Margin to 51.6%, compared to 48.7% in fiscal 2022

- 61% increase in share price in fiscal 2023

- Strong operating cash flow generation of $1.4 billion and ending fiscal 2023 with a cash balance of $3.5 billion

- Acquisition and integration of Calspan Corporation, successfully deploying approximately $725 million in capital

- Refinanced approximately $10 billion of debt, representing approximately 50% of TransDigm's 2023 gross debt, extending the maturity dates of our debt to optimize our capital structure mix of debt and equity

30-year Compound Annual Growth Rate ("CAGR")

18%	FY 1993 – 2023 Net Sales CAGR since TransDigm's formation in 1993
21%	FY 1993 – 2023 EBITDA As Defined CAGR since TransDigm's formation in 1993
52%	EBITDA As Defined Margin has improved to almost 52% in 2023 compared to 20% in 1993

Commercial aerospace market trends remained favorable as the industry continued to recover and progress towards normalization throughout 2023. Global air traffic increased in 2023, and demand for air travel remained high. Globally, a return to 2019 (pre-pandemic) air traffic levels, or better, is expected in 2024. We were also encouraged in 2023 by the steadily increasing aircraft production rates and strong airline demand for new aircraft.

During 2023, TransDigm's management team stayed committed to our proven operating strategy and remained focused on our value drivers, including careful management of our cost structure. This disciplined focus allowed us to continue building value for TransDigm's investors and all other stakeholders.

Executive Compensation Program Overview

While TransDigm recognizes that our approach to compensation may not meet every shareholder's expectations, TransDigm has made several meaningful changes to address some areas of concern (see below for detailed description), and we believe that our performance-based executive compensation program drives excellent results like those delivered in 2023. More than 94% of our Chief Executive Officer's ("CEO") total compensation is at-risk, performance-based compensation. The compensation of our remaining NEOs is similarly linked to shareholder interests, with more than 90% of their total compensation, on average, constituting at-risk, performance-based compensation. Nearly 85% of our CEO's compensation is in the form of long-term, performance-based option awards. On average, over 80% of the compensation of the remaining NEOs is in the form of long-term, performance-based option awards. These options are subject to robust vesting conditions. In order for options to fully vest, TransDigm must achieve a 17.5% growth rate of our Annual Operating Performance ("AOP") metric, as more fully described on page 44.


CEO
Pay Mix Target
5.7%
9.6%
>94%
Performance Based
84.7%
Average Other NEO
Pay Mix Target
10%
9.7%
>90%
Performance Based
80.7%
Base Salary
Target Annual Cash Incentive
Long-Term Equity Award

Below is an overview of the three primary components of our executive compensation program, including how the programs incentivize performance.

Fixed	**Base Salary**	**Fixed element of annual compensation** ✓ Accounts for 10% or less of NEO total compensation ✓ Modest increases for existing NEOs. Salary increases for new NEOs were more significant due to position changes.
Performance-Based	**Target Annual Cash Incentive**	**Short-term cash incentive with variable payout opportunities** ✓ Accounts for less than 10% of NEO compensation ✓ Robust and equally weighted targets of 49.0% EBITDA As Defined Margin and $3.095B EBITDA As Defined Dollars ✓ We exceeded maximum goals for both EBITDA As Defined Margin and EBITDA as Defined Dollars. Payments to NEOs were capped at the maximum bonus percentage ✓ Upward discretion only utilized for two of the six NEOs to reward exceptional performance
	Long-Term Equity Awards	**Long-term equity incentives in the form of performance-based stock options with multi-year vesting schedules** ✓ Long-term equity awards remain 100% at-risk and performance-based ✓ The Compensation Committee has a policy that it will not use discretion in vesting performance-based options ✓ Requires 17.5% compound annual growth for AOP, which aligns performance with top performing private equity funds

Shareholder Feedback and Responsive Changes

In 2023, we requested meetings with 34 of our top 36 shareholders, representing over 70% of our outstanding common stock. Additionally, throughout 2023, there were six other shareholders, representing approximately one percent of our outstanding common stock, that proactively reached out for an engagement meeting, which TransDigm accepted. We held 37 meetings with 30 of our shareholders to obtain their feedback to our compensation program and governance. In response to this feedback, we have made the following changes.

Oversight & Accountability	**Appointed a Lead Independent Director**	We have appointed a LID to strengthen our governance practices and to align with market best practices.
	New Compensation Committee Chair	We have appointed a new Compensation Committee Chair.
	Refreshed Compensation Committee	We have refreshed the members of the Compensation Committee; 67% of the members are new to the Committee.
Shareholder Engagement	**Enhanced Investor Outreach Program**	We have implemented a formal year-round shareholder engagement program, increasing the number of shareholder feedback meetings by almost 250%.
	Enhanced Shareholder Feedback Disclosure	In connection with our enhanced investor outreach program, we have also enhanced our disclosure of shareholder feedback.
Disclosure	**Enhanced Compensation Program Disclosure**	We have enhanced our disclosure of our compensation program, including descriptions of the carry-forward and carry-back feature of the long-term incentive plan and overall program design.
	Enhance Disclosure of Discretion When Used	Going forward, we will include a more fulsome disclosure if the Compensation Committee exercises discretion.
Plan Design	**Increased Stock Ownership Guidelines for Named Executive Officers**	We have increased our stock ownership guidelines to six times salary for the CEO and three times salary for the remaining continuing NEOs.
	Refreshed Peer Group	We have hired a new compensation consultant and significantly refreshed our peer group to help ensure it includes representative peers.
	Adopted Double-Trigger Change in Control Provision	We have incorporated double-trigger change in control provisions in option agreements for NEO option awards starting in fiscal 2024.

For a detailed discussion of our shareholder outreach program, see the section entitled "Shareholder Engagement" beginning on page 15.

2023 ESG Highlights

In 2023, we also made strides towards our goal of reducing our Scope 1 and Scope 2 greenhouse gas ("GHG") emissions by 50% by 2031. We committed to this reduction in March 2022 with fiscal 2019 as our base year that we will compare against as we expect to progress towards our emissions reduction goal. Our operating units continue to evaluate ways to reduce energy and water consumption and lower our GHG emissions through energy efficiency measures, the purchase of green power, and other actions.

Our ESG initiatives are a priority, and we are dedicated to continuous improvement as we build on our efforts. Our approach continues to evolve as we look for opportunities to expand our ESG initiatives. We firmly believe that we can continue to be financially successful while operating more sustainably and responsibly.

2023 ESG highlights include:

- Increased Board diversity to 40% (includes two females and two diverse males on TransDigm's Board of ten directors);

- Continued to expand the Doug Peacock Scholarship Program that provides educational opportunities to underrepresented students pursuing careers in engineering or business;

- Opened the TransDigm Group Learning Center to support educational programming at the Great Lakes Science Center;

- Progression towards our GHG reduction goal - total Scope 1 and Scope 2 emissions are down compared to our baseline year of fiscal 2019; and

- TransDigm operating units worked to evaluate and/or implement actions to lower GHG emissions including:

  ◦ Use of renewable energy sources, including solar power, hydropower and wind power;

  ◦ LED lights or motion sensing lights;

  ◦ Higher efficiency HVAC units; and

  ◦ Other energy efficient building upgrades such as tinted windows, skylights, stucco coatings, improved insulation, and programmable thermostats.

Corporate Governance

This section describes the role and structure of TransDigm's Board and our corporate governance framework.

Board Leadership Structure

TransDigm's Board consists of a standing Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee. The Chairman, which is separate from the CEO role, oversees the Board to ensure that it is functioning effectively and serving the interests of our shareholders. The Board believes that its current leadership structure, in which the roles of Chairman and CEO are separated, best serves the Board's ability to carry out its roles and responsibilities on behalf of TransDigm's shareholders, including its oversight of management. The Board also believes this structure allows our CEO to drive the performance and strategic vision of TransDigm, while leveraging our Chairman's experience and ability to drive accountability at the Board level. In 2023, TransDigm also added the role of LID to further foster the role of independent directors on the Board and strengthen the Board's alignment with its shareholders.

The Board has determined this structure enables the Board and its committees to carry out their roles and responsibilities effectively.

The Board has determined that all Board members, other than Messrs. Stein, Howley, and Valladares, are independent under applicable rules of the New York Stock Exchange ("NYSE"). The Board also determined that Messrs. Staer and Dunn, who retired from the Board in October 2023, were independent under the applicable rules of the NYSE.

Addition of the Lead Independent Director

The LID functions as an important conduit for communications between the independent directors and TransDigm's management. The LID role is designed to help ensure that the interests of TransDigm's shareholders are being served. Since late 2023, Mr. Small has served as the LID. In furtherance of these goals, the LID has the following roles and responsibilities:

- Review, advise, and set board meeting agendas and schedules, including to help assure that there is sufficient time allocated for discussion of all agenda items

- Suggest to the Chairman agenda items for meetings of the Board and approve the agenda, as well as the substance and timeliness of information sent to the Board

- Call and preside over executive sessions

- Facilitate communications and act as a liaison between non-independent directors and the Chairman and management

- Preside at board meetings in the absence of the Chairman

- Consult and communicate with major shareholders as requested

- Lead the board and director evaluation process with support of the Chair of the Nominating and Corporate Governance Committee

- Provide input on the design of the Board, including Board and committee composition, size, membership, leadership, structure, and oversight responsibilities, as part of the Board's and the Nominating and Corporate Governance Committee's periodic review of such matters

- Act as a resource for, and counsel to, the Chairman

Refreshed Composition of the Board's Committees

As part of its annual evaluation of the Board and its Committees' responsibilities, the Board refreshed the membership of its Committees in calendar year 2023 in order to bring fresh perspectives to the Committees' roles and responsibilities. The Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee each have new members. The Compensation Committee has a new Chair, Mr. Barr. In addition, 67% of the Compensation Committee's members are new to the Committee. The Nominating and Corporate Governance Committee and Executive Committee consist of 50% and 33% new members, respectively.

The Board has determined that all members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent under applicable NYSE and SEC rules for committee memberships and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Exchange Act.



Compensation Committee Refreshment

33%
67%
New Members
67%
New Committee Members
Existing Committee Members

Nominating and Corporate Governance Committee Refreshment

50%
50%
New Members
50%
New Committee Members
Existing Committee Members

Executive Committee Refreshment

33%
33%
New Members
67%
New Committee Members
Existing Committee Members

Each committee operates under a written charter adopted by the Board, each of which is available on our website at *www.transdigm.com/investor-relations/corporate-governance/*. The current composition of the Board and its committees is as follows:

	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Executive Committee
David A. Barr	✓		Chair*		
Jane M. Cronin	✓	●		●*	
Michael Graff	✓			●*	●*
Sean P. Hennessy	✓	Chair			
W. Nicholas Howley, Chairman					Chair
Gary E. McCullough	✓		●*	Chair	
Michele L. Santana	✓	●		●	
Robert J. Small, LID	✓		●		●
Kevin M. Stein, President and CEO					
Jorge L. Valladares III					

Chair ● Member * Appointed to the committee in 2023

Board Tenure



4 members	2 members	4 members
0-5 years	6-10 years	More than 10 years

Audit Committee

Members

Sean P. Hennessy (Chair)
Jane M. Cronin
Michele L. Santana

Meetings

8

Responsibilities

The Audit Committee oversees issues regarding accounting and financial reporting processes and audits of TransDigm's financial statements; assists the Board in monitoring the integrity of TransDigm's financial statements, compliance with legal and regulatory requirements, independent auditor's qualifications, and independence and the performance of TransDigm's internal audit function and independent auditors; is responsible for the appointment, compensation, retention, and oversight of the work of TransDigm's independent auditors; and provides a forum for consideration of matters relating to audit issues, enterprise risk management, and cybersecurity.

Each Audit Committee member is independent under NYSE listing standards and as such term is defined in Rule 10A-3(b)(1). The Board has also determined that Mr. Hennessy, Ms. Santana, and Ms. Cronin each qualify as an "audit committee financial expert."

Compensation Committee

Members

David A. Barr (Chair)*
Gary E. McCullough*
Robert J. Small

*Appointed to the committee in 2023

Meetings

5

Responsibilities

The Compensation Committee discharges the Board's responsibilities relating to compensation of TransDigm executives and directors; oversees TransDigm's compensation and employee benefit plans and practices; and has sole discretion concerning administration of TransDigm's stock option plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards, and the time at which awards will be granted, other than awards to directors, which are approved by the full Board. To the extent permitted under NYSE listing standards and applicable law, the Compensation Committee may delegate its power and authority as it deems appropriate to subcommittees of no fewer than two members that it may form from time to time. The Compensation Committee may also delegate certain of its authority pursuant to the terms of TransDigm's stock option plans to one or more officers or other employees of TransDigm, subject to NYSE listing standards, applicable law, and the terms of such plans. For a description of the Compensation Committee's processes and procedures, including the roles of its independent compensation consultant and the CEO in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" beginning on page 32.

Each Compensation Committee member is independent under NYSE listing standards, and a "non-employee director" as defined in Section 16(b) of the Exchange Act. In determining independence, the Board affirmatively determined that none of the Compensation Committee members has a relationship with TransDigm that is material to his ability to be independent from management in connection with his duties on the Compensation Committee.

Nominating and Corporate Governance Committee

Members

Gary E. McCullough (Chair)
Jane M. Cronin*
Michael Graff*
Michele L. Santana

*Appointed to the committee in 2023

Meetings

4

Responsibilities

The Nominating and Corporate Governance Committee's duties and responsibilities include overseeing and assisting the Board in identifying and recommending nominees for election as directors; recommending to the Board qualifications for committee membership, structure, and operation; recommending to the Board directors to serve on each committee; developing and recommending to the Board corporate governance policies and procedures; providing oversight with respect to corporate governance; leading the Board in its annual performance review of the Board and management; overseeing TransDigm's succession planning; and overseeing TransDigm's ESG initiatives.

Each Nominating and Corporate Governance Committee member is independent under NYSE listing standards.

In accordance with its charter and TransDigm's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee has evaluated and recommended to the Board each of the nominees named in this proxy statement for election to the Board.

Executive Committee

Members

W. Nicholas Howley (Chair)
Michael Graff*
Robert J. Small

*Appointed to the committee in 2023

The Executive Committee held no formal meetings during fiscal 2023.

Responsibilities

The Executive Committee possesses the power of the Board during intervals between Board meetings.

Corporate Governance Policies and Practices

TransDigm's governance framework is designed to foster principled actions, informed and effective decision-making, and appropriate monitoring of compliance and performance.

Separation of Chairman and CEO roles	We have a separate Chairman and CEO.
Lead Independent Director	We have appointed a LID to further alignment with shareholders and to align with market best practices.
Refreshed Committees	We have refreshed the membership of three of our four committees. 67% of the members of the Compensation Committee are new to the Compensation Committee. 50% of the members of the Nominating and Corporate Governance Committee are new.
Retirement Policy	Directors are required to retire from the Board when they reach age 75 subject to waiver by the Board upon the recommendation of the Nominating and Corporate Governance Committee.
Proxy Access	Up to 20 shareholders owning at least 3% of outstanding common stock continuously for three years may nominate the greater of two directors or 20% of the board seats.
Annual Director Elections	All directors are elected annually for a one-year term.
Prohibitions on Hedging, Pledging and Short Selling	We prohibit short sales, transactions in derivatives, hedging, and pledging of TransDigm securities by all directors and employees.
Stock Ownership Guidelines	We have robust equity ownership guidelines for our directors, officers, and management employees. We have increased our stock ownership guidelines to six times salary for the CEO and three times salary for the remaining continuing NEOs.
Succession Planning	Our Board regularly reviews executive succession planning.

Responsible Stewardship & Role of the Board of Directors

TransDigm's Board and governance structure is designed to foster principled actions, informed and effective decision-making, and appropriate monitoring of compliance and performance, to ensure that the long-term interests of shareholders are being served. Directors are expected to take a proactive approach to ensure that TransDigm is committed to business success through the maintenance of high standards of responsibility and ethics. Our risk management program is designed to identify, assess, and prioritize our risk exposures across various timeframes, from the short term to the long term. Further, the enterprise risk management program and our disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as analyze potential risks for disclosure.

TransDigm's Board oversees the CEO and other senior management in the competent and ethical operation of TransDigm and ensures that the long-term interests of shareholders are being served.

TransDigm's key governance documents, including our Corporate Governance Guidelines, are available at *www.transdigm.com/investor-relations/corporate-governance*. The Board met four times during fiscal 2023. In fiscal 2023, non-executive and independent directors met in executive session after each regularly scheduled Board meeting. Each member of the Board who served during fiscal 2023 attended or participated in 75% or more of the aggregate of the total number of meetings of the Board and each committee of the Board on which such member served during fiscal 2023.

The Board does not hold a meeting on the date of our annual shareholder meeting and we have not established a policy regarding director attendance at the annual shareholder meeting. One director attended the 2023 Annual Meeting. No non-employee shareholders attended the 2023 Annual Meeting.

Board Oversight of Risk Management

The Board believes that evaluating the executive team's management of the risks confronting TransDigm is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by each of its committees that considers risks within its areas of responsibility and apprises the full Board of any significant risks and management's response to those risks. The Board has retained primary oversight of certain areas of risk and management's response, including corporate strategy. While the Board and its committees exercise oversight of risk management, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees.

Our risk management program is designed to identify, assess, and prioritize our risk exposures across various timeframes, from the short term to the long term. Further, the enterprise risk management program and our disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as analyze potential risks for disclosure.

Areas of Board and Committee Oversight in 2023

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Full Board of Directors
Corporate Strategy				●
Enterprise Risk Management	●			●
Cybersecurity	●			●
Legal and Regulatory Compliance	●			●
ESG			●	●
Diversity and Inclusion			●	●
Succession Planning		●	●	●
Human Capital Management		●	●	●
Corporate Governance			●	●

Audit Committee's Role in Oversight of Risk Management

The Audit Committee is charged with the primary responsibility for overseeing enterprise risk management. In accordance with this responsibility, the Audit Committee reviews and discusses with management its program to identify, assess, monitor, manage, and mitigate TransDigm's significant business risks, including financial, operational, cybersecurity, business continuity, tax, legal and regulatory compliance, and reputational risks.

Compensation Committee's Role in Oversight of Risk Management

The Compensation Committee has primary responsibility to oversee risks related to our compensation programs. In establishing and reviewing our compensation programs, the Compensation Committee evaluates whether the design and operation of our compensation programs and policies encourage our executive officers or our other employees to take unnecessary or excessive risks. The Compensation Committee concluded that TransDigm's compensation programs and policies provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on TransDigm.

Nominating and Corporate Governance Committee's Role in Oversight of Risk Management

The Nominating and Corporate Governance Committee has primary oversight responsibility of our initiatives related to diversity and inclusion and ESG, including sustainability. In accordance with this responsibility, the Nominating and Corporate Governance Committee annually assesses our ESG risks. The Nominating and Corporate Governance Committee also works with the Board to nominate and evaluate potential successors to the CEO position and provide an annual report to the Board concerning succession planning.

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation that is designed to evaluate the performance of the Board. In particular, the self-evaluation is designed to obtain feedback on topics such as board composition, effectiveness of communication, and accountability to TransDigm's shareholders. In addition, the assessment seeks feedback on potential opportunities to enhance the effectiveness of the Board, including content to include in Board meetings and continued education. The results of the self-assessment are shared with the Board and are considered for implementation.

In addition, each of the Audit, Compensation, and Nominating and Corporate Governance Committees conducts its own annual self-evaluation and reports the results to the Board. Discussion topics include, among others, Board and committee composition and leadership, meeting effectiveness, appropriateness of agenda topics and information, access to management and outside auditors, and succession planning.

Code of Ethics

We are committed to integrity and ethical behavior and have adopted a Code of Business Conduct and Ethics, a Code of Ethics for Senior Financial Officers, and a Whistleblower Policy. Each of these documents is posted on TransDigm's website, *www.transdigm.com*, under "Investor Relations—Corporate Governance" and is available to any shareholder in writing upon request to TransDigm.

We have a Code of Business Conduct and Ethics that reflects TransDigm's commitment to honesty, integrity, and the ethical behavior of our employees, officers, directors, and agents. The Code of Business Conduct and Ethics governs the actions, interactions, and working relationships of our employees, officers, directors, and agents with customers, fellow employees, competitors, government, and self-regulatory agencies, investors, the public, the media, and anyone else with whom we have contact. The Code of Business Conduct and Ethics sets forth the expectation that employees, officers, directors, and agents will conduct business legally and addresses conflict of interest situations, international trade compliance, protection and use of TransDigm assets, corporate opportunities, fair dealing, confidentiality, human rights, and reporting of illegal or unethical behavior. The Code of Business Conduct and Ethics expressly prohibits paying, offering, accepting, or soliciting bribes in any form, directly or indirectly. Only the Board or the Nominating and Corporate Governance Committee may waive a provision of the Code of Business Conduct and Ethics with respect to an executive officer or director. Any such waiver will be promptly disclosed on our website and as otherwise required by rule or regulation. There were no such waivers in 2023.

We also have a Code of Ethics for Senior Financial Officers that includes additional obligations for our senior financial officers (which includes our President and CEO, Co-COOs, CFO, Vice President of Finance, Treasurer, Director of Internal Audit, General Counsel, Operating Unit Presidents, and Operating Unit Vice Presidents of Finance). Only the Audit Committee or the Board may waive a provision of the code with respect to a Senior Financial Officer. Any such waiver, or any amendment to the code, will be promptly disclosed on our website and as otherwise required by rule or regulation. There were no such waivers or amendments in 2023.

We encourage employees to disclose alleged wrongdoing that may adversely impact TransDigm, its customers, or shareholders, fellow employees or the public, without fear of retaliation. Our Code of Ethics and Whistleblower Policy set forth procedures for reporting alleged financial and non-financial wrongdoing on a confidential and anonymous basis, a process for investigating reported acts of alleged wrongdoing, and a policy of non-retaliation. Reports may be made directly to a supervisor, human resources, operating unit management, executive management, the CFO, the Chief Compliance Officer, the Audit Committee, or Convercent, a third-party service retained on behalf of the Audit Committee. The Audit Committee Chair receives notices of complaints and oversees investigation of complaints of financial wrongdoing.

We continually assess our ethics program, including training opportunities, and modify as appropriate. Our managers and supervisors play an important role in reinforcing our policies and commitment to ethics by setting the example of ethical conduct and providing employees with continuous training, education, and resources that support the policies. Employees are encouraged to communicate concerns and contact the identified ethics resource contacts.

Transactions with Related Persons

The Board has the responsibility to review, approve, and ratify all related party transactions. Proposed transactions between TransDigm and related persons are submitted to the full Board for consideration on a case-by-case basis taking into account all relevant factors, including whether the terms and conditions are at least as favorable to us as if negotiated on an arm's-length basis with unrelated third parties. The relationship of the parties and the terms of the proposed transaction are reviewed and discussed by the Board, and the Board may approve or reject the transaction. All non-de-minimis related party transactions, whether or not those transactions must be disclosed under applicable regulations, are approved by the Board pursuant to these policies and procedures.

Although TransDigm's policies and procedures for related party transactions are not in writing, the review, approval and ratification of such transactions are documented in the minutes of the Board meetings.

Several of TransDigm's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which TransDigm has commercial and charitable relationships. The Board has concluded that no director had a direct or indirect material interest in any such relationships during 2023 and through the date of this proxy statement.

Shareholder Engagement

We significantly increased our shareholder engagement in 2023, both in terms of the number of shareholder calls and when we solicit feedback from shareholders. We increased the number of shareholder engagement calls by nearly 250% as compared to 2022. We have established a more robust and formalized shareholder engagement program in which we solicit feedback from our shareholders both before and after our 2023 Annual Meeting.



TransDigm believes that dialogue with shareholders and key stakeholders affords our Board and leadership team valuable insights on the most important topics facing our business. We are committed to building our relationships with our shareholders, and we value their perspectives.

Given the unsatisfactory Say-on-Pay results of approximately 51% approval at our 2023 Annual Meeting, our Board has been particularly focused on engagement so we can better understand and be responsive to our shareholders. The feedback we received this year has led to several important changes, including how we plan to continue to engage with shareholders moving forward.

How We Engage

We engage with our shareholders throughout the year on the issues that matter to them and matters that are important to TransDigm. Members of our leadership team meet with investors in a variety of forums, including investor conferences, meetings, calls, and other events. Our executive team and Board regularly review shareholder feedback and evaluate the best ways to be responsive while considering the diverse views of all of our key stakeholders and staying true to our vision and culture.

This year, in response to shareholder feedback and in recognition of the value derived from soliciting feedback from our shareholders, we developed a more formal shareholder engagement program. This enables us to better connect with our shareholders, particularly on issues that are not regularly addressed through traditional investor relations channels, such as governance, compensation, and sustainability issues.

Shareholder Engagement Process



- Identify target list of shareholders for proactive engagement and directly outreach to shareholders

- Hold active discussions with shareholders on the issues most important to them
- Solicit feedback on program enhancements that TransDigm is considering

- Implement selected changes and communicate how changes address shareholder feedback in the proxy statement

- Review feedback received during shareholder engagements
- Identify priority areas and potential additional enhancements to consider

Enhancement of our Shareholder Engagement Program

Prior to 2023, our shareholder engagement on compensation and governance matters generally consisted of outreach during the period of time between the proxy statement filing and our annual meeting date. Our more formal and enhanced engagement program implemented in 2023, not only includes outreach to shareholders leading up to the annual meeting, but a cycle of outreach mid-year (late summer to fall) to gather feedback subsequent to our annual meeting. Our formalized engagement program is also more robust in our efforts to solicit feedback including persistent follow-up to the shareholders contacted to ensure TransDigm is doing our best to engage with a significant portion of our shareholder base and giving shareholders the opportunity to voice their feedback whether it be positive or constructive.

2023 Engagement

Our leadership team and Board were not satisfied with the outcome of the 2023 Annual Meeting. These results indicated that while we feel that we have strong relationships with our shareholders, we need to invest more time to better understand and address their perspectives.

Following our 2023 Annual Meeting, we reached out to 34 of our top 36 shareholders, which represent over 70% of our outstanding common stock. We conducted engagements with investors representing 62% of our outstanding common stock as result of this outreach. Engagements were led by senior leaders of TransDigm and included participation from the Compensation Committee Chair for select engagements.

Shareholder Outreach Efforts

Shareholders Targeted for Proactive Outreach



>70%

- ■ Proactively Requested Engagement
- ■ Did Not Request Engagement

Shareholder Responses to Engagement Outreach



14.7%

11.8%

73.5%

- ■ Accepted Engagement
- ■ Declined Engagement
- ■ Did Not Respond

2023 Feedback and Actions

We received valuable feedback in our conversations with shareholders, and many of our conversations focused specifically on our executive compensation program. The Compensation Committee, and the Board as a whole, has spent a great deal of time evaluating the feedback and identifying enhancements to our compensation program and overall governance structure to address the concerns that were voiced. While we recognize that we have not been responsive to every individual piece of feedback received, we did thoughtfully consider each piece of feedback. We are pleased to say that we have made meaningful improvements that address our shareholders' key concerns. Below is a summary of the feedback that we received and the improvements we have made in response.

What We Heard	What We Did
Shareholders would like us to enhance our engagement efforts throughout the year to discuss key compensation and governance issues.	We have always appreciated shareholder perspectives and value the dialogue we have had with investors over the years. We recognize that in today's environment, our less formal approach to engagement is not enough. Over the past year, we have formalized our shareholder outreach program to systematically engage with a variety of investors and solicit feedback on key compensation and governance issues. We plan to build on these efforts in the coming years and look forward to the ongoing dialogue.
Shareholders asked us to provide more disclosure in our proxy statement describing our approach to key governance topics.	Over the past year we have reviewed and revised many key sections of our proxy statement to help our shareholders better understand our governance policies, practices, and procedures. We have added more detailed disclosure on investor priority topics including executive compensation and board composition and have included more direct communication from our directors. We will continue to review our disclosure practices to ensure we are meeting our shareholders' expectations.
Shareholders expressed their concern over our single trigger change-in-control provision.	We have updated our change-in-control provision for NEOs from single trigger to double trigger to align with investor preferences along with market practice. This change will be made on a go forward basis as NEOs receive new stock option grants.
Shareholders voiced concern over the Compensation Committee's use of discretion in the Annual Incentive Plan.	For any select discretion utilized for fiscal 2023 annual incentive pay outs, rationale was thoroughly provided within the CD&A. Going forward, the Board will continue to only use discretion in select situations and will provide detailed disclosure regarding their rationale for the decision.

What We Heard	What We Did
Shareholders expressed their desire to see enhanced stock ownership guidelines for our CEO and NEOs and would like to see those guidelines expressed as a multiple of salary.	We have revised our stock ownership guidelines for our CEO and continuing NEOs. Our guidelines now align with market practice: 6x salary for the CEO and 3x salary for other continuing NEOs, met through a hybrid approach of 50% stock and 50% in-the-money vested stock options.
Shareholders expressed their concern that the same Board members of the Compensation Committee have overseen a compensation plan that has received low Say-on-Pay support for multiple years in a row.	We have refreshed the committee membership of several Board committees (refer to 'Board Composition' section on page 2 of the proxy statement), including the Compensation Committee. David Barr, who previously served on the Nominating and Corporate Governance Committee, has assumed the role of Chair of the Compensation Committee. Additionally, Gary E. McCullough, who is also the Chair of the Nominating and Corporate Governance Committee, has joined the Compensation Committee. Michael Graff, the long-standing Chair of the Compensation Committee, has rotated off the Compensation Committee to join both the Executive Committee and the Nominating and Corporate Governance Committee. Mervin Dunn, a long-standing member of the Compensation Committee, retired from the Board in 2023. The Committee changes reflect our recognition of investors' concerns around accountability and ensure new perspectives and leadership.
Several shareholders expressed an interest in better understanding our peer group and the decision process behind the peer group compilation.	With the help of external compensation advisors, we reviewed, and significantly revised our peer group. We evaluated companies for inclusion or deletion on several criteria, resulting in an almost 60% turnover in composition. This new peer group is being used starting with our fiscal 2024 compensation plan. We have provided a detailed explanation of our process in the CD&A of this proxy statement.
A few shareholders noted that bringing in new advisors to offer fresh perspectives could be an opportunity for us.	Following a several months process, we hired Exequity to serve as our new compensation consultant. They, along with other external governance, and compensation experts, have helped us better understand our shareholders' priorities and identify additional ways to be responsive.
Shareholders asked us to adopt a clawback policy.	We adopted a clawback policy in 2023 that satisfies the regulatory requirements put in place by the SEC and NYSE.
Shareholders questioned the use of the carry-forward/carry-back feature in our compensation plan.	We recognize that the carry-forward/carry-back feature in our plan is unique to TransDigm. The Compensation Committee believes it is important to retain this feature of our equity awards, and additional disclosure in the CD&A has been included in this proxy statement to better explain how this feature works and its value in being maintained for the equity awards.
Some shareholders expressed concern over perceived misalignment between pay and performance, and a few shared that they would like to see us adopt a relative performance metric in our long-term incentive plan to drive better alignment.	Our long-term incentive plan is 100% performance-based stock options, which we believe ultimately drives alignment between the overall amount paid to our CEO and the change in value for our shareholders. Further, more than 90% of NEO total compensation is at-risk and performance-based. We believe our emphasis on performance-based compensation drives results for TransDigm and its shareholders. We have received varying feedback over the years on the exact performance metrics that investors prefer to see in long-term incentive plans. Some investors prefer relative metrics, a common metric referenced being relative TSR, while others believe operational metrics are a more appropriate measure. We have an AOP metric, with a five-year measurement period, that we believe is the best reflection of TransDigm's performance against our long-term strategy as it is based on actual financial results, not the whims of the market. We will continue to solicit feedback on our approach and evaluate how to best incent our executives to drive our performance for TransDigm.
Many shareholders stated that they would like to see a greater degree of responsiveness given the results of our Say-on-Pay vote in 2023.	We believe that the collective changes we have made, articulated in this table and throughout this proxy statement, demonstrate that our Board took their duty to be responsive to shareholder feedback very seriously. Understanding and addressing shareholder priorities is an ongoing process for our Board. We will continue to solicit feedback and address concerns throughout the year, including as part of our formal shareholder engagement program.

In addition to compensation-focused feedback and changes, we also discussed several governance priorities with investors.

What We Heard	What We Did
Some shareholders suggested that, given our current Board leadership structure, we should consider appointing a Lead Independent Director.	The Board has appointed Mr. Small as the LID. He will work closely with our Chairman, Mr. Howley, to support the Board in guiding TransDigm forward. His responsibilities in this role are further described on page 8 of this proxy statement.
Shareholders expressed a general concern over the tenure of our Board and certain directors.	Our Board, led by the Nominating and Corporate Governance Committee, regularly evaluates its "fit-for-purpose." In this process, they seek to identify if the Board as a whole consists of the right skills and expertise to oversee the company today and into the future. This process led to the appointment of Jane M. Cronin in 2021 and Jorge L. Valladares III in 2023. In 2023, Mervin Dunn and John Staer, two long-serving directors, retired from our Board. With these changes, the average tenure of our Board is approximately ten years.
Shareholders voiced their focus on Board diversity and requested greater disclosure on the diversity of our Board.	We appreciate shareholders' focus on diversity; it is one of the criteria that the Nominating and Corporate Governance Committee consider when searching for director candidates. Our Board is currently 40% diverse, as described on page 2 of this proxy statement.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Investor Relations, TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114 or ir@transdigm.com, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to TransDigm for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. However, TransDigm reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials or any solicitations of merchandise, publications, or services of any kind. Information regarding the submission of complaints relating to our accounting, internal accounting controls, or auditing matters is available under our Whistleblower Policy at *www.transdigm.com/investor-relations/corporate-governance*.

Proposal One
Election of Ten Director Nominees to our Board of Directors

This section describes the experience and qualifications of our Board members and how they are compensated.

Proposal No. 1 – Election of Ten Director Nominees to our Board of Directors

The Board has nominated Mr. Barr, Ms. Cronin, Mr. Graff, Mr. Hennessy, Mr. Howley, Mr. McCullough, Ms. Santana, Mr. Small, Mr. Stein, and Mr. Valladares to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

At the annual meeting, proxies cannot be voted for a greater number of individuals than the ten director nominees named in this proxy statement. Holders of proxies solicited by this proxy statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's ten nominees.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this proxy statement, and serving on the Board if elected. Each director elected at the annual meeting will be elected to serve a one-year term. If any nominee is unable to serve or otherwise will not serve as a director at the time of the annual meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

For more information on the director nominees, please see "Director Nominees for Election" beginning on page 23.

The ten nominees receiving the greatest number of votes 'FOR' election will be elected as directors. If you do not vote for a particular director nominee, or if you indicate 'WITHHOLD AUTHORITY' for a particular nominee on your proxy form, your vote will not count either for or against the nominee. If your shares are held in "street name" by a broker or nominee indicating on a proxy that it does not have authority to vote on this or any other proposal, this will result in a "broker non-vote," which will not count as a vote for or a vote against any of the nominees.

Board Nominees and Composition

Name	Age	Independent	AC	CC	N & CGC	EC
David A. Barr	60	✓		Chair*		
Jane M. Cronin	56	✓	●		●*	
Michael Graff	72	✓			●*	●*
Sean P. Hennessy	66	✓	Chair			
W. Nicholas Howley, Chairman	71					Chair
Gary E. McCullough	65	✓		●*	Chair	
Michele L. Santana	53	✓	●		●	
Robert J. Small, LID	57	✓		●		●
Kevin M. Stein, President and CEO	57					
Jorge L. Valladares III	49					

AC: Audit Committee; CC: Compensation Committee; N & CGC: Nominating and Corporate Governance Committee; EC: Executive Committee

Chair   ● Member   * Appointed to the committee in 2023



The Board of Directors recommends that the shareholders vote FOR each of the ten director nominees for election set forth below.



Our Nominees
David A. Barr
Jane M. Cronin
Michael Graff
Sean P. Hennessy
W. Nicholas Howley (Chairman)
Gary E. McCullough
Michele L. Santana
Robert J. Small (LID)
Kevin M. Stein (President and CEO)
Jorge L. Valladares III

Director Candidates

The Nominating and Corporate Governance Committee recommends potential director candidates to the Board. The Nominating and Corporate Governance Committee identifies nominees by first determining whether current Board members are willing to continue in service. If any Board member does not wish to continue to serve, or if the Nominating and Corporate Governance Committee or Board decides not to nominate a member for re-election, then the Nominating and Corporate Governance Committee initially identifies the desired skills and experience in light of the duties and responsibilities required of a member of our Board and the Board's oversight role described above. The Nominating and Corporate Governance Committee then establishes potential director candidates from recommendations from the Board, senior management, shareholders, and third parties. The Nominating and Corporate Governance Committee may retain a search consultant to supplement potential Board candidates if it deems it advisable. In making its recommendations, consistent with the Nominating and Corporate Governance Committee's charter, the Committee considers each candidate's independence, character, ability to exercise sound judgment and demonstrated leadership, as well as diversity, age, strategic and financial skills, and experience, in the context of the needs of the Board as a whole. The Nominating and Corporate Governance Committee's charter requires the selection of prospective Board members with personal and professional integrity who have demonstrated appropriate ability and judgment. The Nominating and Corporate Governance Committee also evaluates whether Board member nominees will be effective, in conjunction with the other Board members, in collectively serving the long-term interests of TransDigm and its shareholders. However, the Nominating and Corporate Governance Committee's charter and our Corporate Governance Guidelines set forth the Board's commitment to seek out qualified women and minorities to include in the pool from which Board nominees are chosen.

We are committed to seeking qualified female and minority candidates for the Board.
4 of the last 5 Board members added to the Board were either a female or a minority.



Director Skills

Our Board is comprised of members with varied experiences and backgrounds, which we believe enables thoughtful decision-making. The skills matrix below provides an overview of the levels of experience that each of our Board members has in areas that impact our business: accounting/audit/financial experience, global business experience, mergers and acquisitions, risk management, corporate governance, senior leadership experience, operations and business strategy, cybersecurity, and human capital management. The Board assesses the skills of its members and whether additional skills or training would enhance the Board. As a result of this process, the Board is considering providing opportunities to deepen its experience in cybersecurity.

Skills Matrix

Areas of Expertise	David A. Barr	Jane M. Cronin	Michael Graff	Sean P. Hennessy	W. Nicholas Howley	Gary E. McCullough	Michele L. Santana	Robert J. Small	Kevin M. Stein	Jorge L. Valladares III
Accounting/Audit/Financial Experience	Expert	Expert	Expert	Expert	Expert	Proficient	Expert	Proficient	Proficient	Proficient
Global Business Experience	Proficient	Proficient	Expert	Proficient	Expert	Expert	Proficient	Expert	Expert	Expert
Mergers & Acquisitions	Expert	Proficient	Expert	Proficient	Expert	Expert	Expert	Expert	Expert	Proficient
Risk Management	Expert	Proficient	Proficient	Proficient	Expert	Proficient	Expert	Competent	Proficient	Proficient
Corporate Governance	Expert	Proficient	Expert	Proficient	Proficient	Expert	Proficient	Proficient	Proficient	Proficient
Senior Leadership Experience	Proficient	Expert	Expert	Expert	Expert	Expert	Expert	Proficient	Expert	Expert
Operations and Business Strategy	Proficient	Expert	Expert	Expert	Expert	Expert	Expert	Proficient	Expert	Expert
Cybersecurity	Competent	Competent	Competent	Proficient	Competent	Competent	Competent	Competent	Proficient	Competent
Human Capital Management	Proficient	Proficient	Expert	Proficient	Expert	Expert	Proficient	Competent	Expert	Expert

1 - Expert

A person who has a comprehensive and authoritative knowledge of or skill in a particular area

2 - Proficient

Depth of understanding of discipline and area of practice; a thorough competence derived from training and practice

3 - Competent

Having requisite or adequate ability

The Nominating and Corporate Governance Committee will consider shareholder suggestions concerning qualified candidates for election as directors. To recommend a prospective nominee to the Nominating and Corporate Governance Committee for consideration, a shareholder must submit the candidate's name and qualifications to TransDigm's Secretary at the following address: TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114. The Nominating and Corporate Governance Committee has not established specific minimum qualifications a candidate must have in order to be recommended to the Board. However, in determining qualifications for new directors, the Nominating and Corporate Governance Committee will consider potential members' independence, as well as diversity, age, skill and experience in the context of the Board's needs as described above. Shareholders who wish to nominate directors directly for election at an annual meeting should do so in accordance with the procedures in our Bylaws. In addition, the Bylaws provide proxy access to eligible shareholders. The proxy access bylaw provides that a shareholder, or group of up to twenty shareholders, owning at least 3% of our outstanding common stock continuously for at least three years may submit director nominees for the greater of two directors or 20% of the Board seats provided that the shareholder and nominees satisfy the requirements specified in our Bylaws. See "Shareholder Proposals for the 2025 Annual Meeting" for more information about the procedures for direct nominations and proxy access.

Director Nominees for Election

The chart above and the following biographies describe the skills, qualities, attributes, and experience of the nominees that led the Nominating and Corporate Governance Committee and the Board to determine that it is appropriate to nominate these directors for election to the Board.



David A. Barr

Age
60

Director Since
2017

Committees
Compensation (Chair)

David A. Barr has been Managing Director of Bessemer Investors, a family-owned private capital fund, since 2017. Formerly Mr. Barr served as a Managing Director of Warburg Pincus LLC, a private equity fund, from 2001 to 2017. Mr. Barr also served as a TransDigm director from 2003 to 2011.

Mr. Barr leverages his private equity leadership experience to bring a private equity philosophy to the Board consistent with TransDigm's management approach. Mr. Barr also has extensive public company experience. He previously served on the board of Aramark, a food service and facilities services provider, helping guide them through their transition from private to public ownership. Mr. Barr has considerable experience in evaluating and establishing executive compensation at both public and private companies.

Former Public Company Directorships In The Last Five Years
Builders FirstSource, Inc., a NYSE listed supplier of building products and services, through December 2020.

Selected Directorships And Memberships
Good Shepard Services
Board of Trustees– Wesleyan University



Jane M. Cronin

Age
56

Director Since
2021

Committees
Audit
Nominating and Corporate
Governance

Jane M. Cronin is Senior Vice President – Enterprise Finance of The Sherwin-Williams Company, a manufacturer, developer, distributor, and seller of paint, coatings, and related products. Ms. Cronin has served in her current role since 2016. Prior to that, Ms. Cronin held roles of increasing responsibility at The Sherwin-Williams Company, including Vice President–Internal Audit and Loss Prevention and Vice President–Controller, Diversified Brands division.

Ms. Cronin's experience with accounting and financial matters at a large public company in the manufacturing industry enables her to provide valuable insight in her role on the Board and as a member of the Audit Committee. In addition, Ms. Cronin also has experience with acquisitions and integration, including The Sherwin-Williams Company acquisition of Valspar.

Selected Directorships And Memberships
Providence House



Michael Graff

Age
72

Director Since
2003

Committees
Nominating and Corporate Governance
Executive

Michael Graff has been a Senior Advisor at Warburg Pincus LLC, a private equity firm, since 2020. Prior to 2020, he was a Managing Director of Warburg Pincus LLC since 2003. Formerly, he was President and Chief Operating Officer of Bombardier Aerospace, an aerospace manufacturer.

Mr. Graff brings knowledge of acquisitions and capital market transactions to the Board both from his time at Bombardier Aerospace and at Warburg Pincus LLC. Mr. Graff's extensive background and expertise in the aerospace industry, coupled with his financial management and strategic planning and analysis, provides the Board with valuable insight and industry experience that he has used throughout his tenure on the Board, including guiding TransDigm through its initial public offering, the financial crisis, and the COVID-19 pandemic. Mr. Graff's tenure on the Board and prior experience, both in aerospace and private equity, add valuable insight and perspective that have helped TransDigm stay focused and disciplined over time as TransDigm strives to provide private equity returns with the liquidity of the public market. Mr. Graff's management consulting background at McKinsey Company contributes to his experience as an industry leader and demonstrate his strategic planning and analytical acumen.



Sean P. Hennessy

Age
66

Director Since
2006

Committees
Audit (Chair)

Sean P. Hennessy is the retired Senior Vice President, Corporate Planning, Development & Administration of The Sherwin-Williams Company, a manufacturer, developer, distributor, and seller of paint, coatings, and related products, serving in that role from January 2017 to March 2018 in connection with the company's integration of its Valspar acquisition. Prior to that, Mr. Hennessy served as Chief Financial Officer of The Sherwin-Williams Company from 2001 to 2016. He was formerly a certified public accountant.

As a former chief financial officer of a large manufacturing public company, Mr. Hennessy's brings a significant wealth of financial and accounting experience and expertise to his role on the Board. His insight and experience of navigating various audit complexities related to acquisitions, as well as general audit matters typical of a large public company is invaluable and critical for his service on the Board and as Chair of the Audit Committee. His experience of navigating various financial economic cycles has been and continues to be a valuable resource for TransDigm.

Other Current Public Company Directorships
Perimeter Solutions, SA, a NYSE-listed manufacturer of highly engineered forest fire retardant and suppressant chemicals and equipment and oil additives and operator of forest fighting stations, from November 2021.

Selected Directorships And Memberships
St. Edward High School
Sisters of Charity Foundation of Cleveland
University Hospitals Miracle Fund



W. Nicholas Howley
Chairman

Age
71

Director Since
1993

Committees
Executive (Chair)

W. Nicholas Howley co-founded TransDigm in 1993 and has been Chairman of the Board since 2003. He was employed as Executive Chair from 2018 to August 2021 and served as President and/or Chief Executive Officer of TransDigm from 2003 to 2018 and TransDigm Inc. from 1998 to 2018.

As a TransDigm co-founder, Mr. Howley brings to the Board an extensive understanding of TransDigm's business. Mr. Howley has played an integral role in TransDigm's establishment and implementation of its core strategy on an ongoing basis and in its rapid and strategic growth.

Other Current Public Company Directorships
Perimeter Solutions, SA, an NYSE-listed manufacturer of highly engineered forest fire retardant and suppressant chemicals and equipment and oil additives and operator of forest fire fighting stations, from November 2021.

Former Public Company Directorships In The Last Five Years
EverArc Holdings Limited, a cash shell company listed on the London Stock Exchange, through November 2021 when it merged with Perimeter Solutions, SA.

Selected Directorships And Memberships
Cleveland Clinic
Cristo Rey Network
Drexel Education Fund
Howley Foundation, Chair
Rock and Roll Hall of Fame
Drexel University
St. Joseph Preparatory School



Gary E. McCullough

Age
65

Director Since
2017

Committees
Compensation

Nominating and Corporate Governance (Chair)

Gary E. McCullough has been an advisor to Abundant Venture Partners, a venture capital company, and to various other early-stage companies, since 2012. Formerly, Mr. McCullough served as Chief Executive Officer of Advertising Resources, Inc., a private company that provided design and packaging co-manufacturing and logistics for consumer package goods companies from 2014 to 2017. Prior to that, Mr. McCullough served as President & Chief Executive Officer of Career Education Corporation, a publicly traded education services company, as well as serving in management positions with increasing responsibility at Ross Products, Abbott Laboratories, Wm. Wrigley Jr. Company and The Procter & Gamble Company.

Mr. McCullough brings to the Board public company leadership and board experience. Mr. McCullough was previously President and Chief Executive Officer and served on the board of directors of Career Education Corporation, The Sherwin-Williams Company from 2002 to 2011, where he served on the audit committee during his entire tenure and served as the audit committee chair during 2011, and served as a co-chair of the Advisory Council for Legacy Acquisition Corporation, a special purpose acquisition company ("SPAC") traded on the NYSE, until it consummated a business combination in November 2020.

Other Current Public Company Directorships
Commercial Metals Company, an NYSE-listed manufacturer, recycler, fabricator and provider of steel and metal products and related materials and services since October 2021.

Selected Directorships And Memberships
Rush Oak Park Hospital, Chair
Rush University Medical Center
Wright State University Foundation



Michele L. Santana

Age
53

Director Since
2018

Committees
Audit
Nominating and Corporate
Governance

Michele L. Santana has been Chief Financial Officer of Bedrock Manufacturing Company since November 2021. Bedrock Manufacturing Company is an investment firm focusing on retail brands, including Shinola (a manufacturer of watches and lifestyle goods) and Filson (a manufacturer of high-end outdoor clothing and accessories), since November 2021. Prior to that, Ms. Santana was Chief Financial Officer of Majestic Steel USA, a privately held steel company (November 2019 to October 2021) and Chief Financial Officer of Signet Jewelers Limited, a NYSE listed retail jeweler (2014 to 2019). Prior to that, Ms. Santana was Senior Vice President and Controller of Signet Jewelers Limited and previously had 14 years of public accounting experience at KPMG. Ms. Santana is a certified public accountant.

Ms. Santana brings to the Board diverse financial and business expertise from her prior experience as a chief financial officer of a large public company as well as her current experience with private equity. In addition, she has significant prior experience as a public accountant at KPMG.

Selected Directorships And Memberships
Akron Zoo (Chair)
International Women's Forum, Member
Women Corporate Directors, Member



Robert J. Small

Lead Independent Director

Age
57

Director Since
2010

Committees
Compensation
Executive

Robert J. Small has been a Managing Director of Berkshire Partners LLC, a private equity investment firm, since 2000 and initially joined the firm in 1992. Since its inception in 2007, Mr. Small has been a Managing Director of Stockbridge, the public equity business unit of Berkshire Partners LLC that manages a concentrated portfolio seeking attractive long-term investments. The firm's Stockbridge and Private Equity teams frequently collaborate and leverage their collective industry expertise across sectors.

Mr. Small brings to the Board an extensive knowledge of acquisitions and capital market, business, and financial transactions, based on more than 30 years of experience in both public and private equity, as well as a breadth of board experience. Mr. Small is or has been a director of several of Berkshire Partners LLC's portfolio companies, including having previously served as director of Hexcel Corporation, a composite materials producer primarily for aerospace applications, which is listed on the NYSE.

Selected Directorships And Memberships
Boston Children's Hospital Trust
Boys and Girls Clubs of Boston
Kingsley Montessori School



Kevin M. Stein

Age
57

Director Since
2018

Committees
None

Kevin M. Stein has been Chief Executive Officer of TransDigm since April 2018 and President since January 2017. He also served as Chief Operating Officer from January 2017 to March 2018. Prior to that he was Chief Operating Officer of TransDigm's Power and Control segment from October 2014 to December 2016. Prior to that, Mr. Stein was President of the Structurals Division and Executive Vice President of Precision Cast Parts from 2009 to 2014.

Mr. Stein was appointed to the Board in connection with his promotion to Chief Executive Officer in 2018. Mr. Stein has extensive manufacturing and aerospace experience.

Other Current Public Company Directorships
Axalta Coating Systems Ltd., a NYSE listed manufacturer specializing in coatings in a wide variety of industrial applications, material, and sectors, including automotive paints.

Former Public Company Directorships In The Last Five Years
Perimeter Solutions, SA, a NYSE listed manufacturer of highly engineered forest fire retardant and suppressant chemicals and equipment and oil additives and operator of forest fighting stations, from November 2021 to April 2022.

Selected Directorships And Memberships
Cleveland Institute of Music
Gilmour Academy
Greater Cleveland Sports Commission



Jorge L. Valladares III

Age
49

Director Since
2023

Committees
None

Jorge L. Valladares III served as the Chief Operating Officer of TransDigm from April 2019 until his retirement in September 2023. Prior to that, Mr. Valladares served as Chief Operating Officer of the Power & Control Segment from June 2018 to March 2019, Executive Vice President from October 2013 to May 2018, as President of AvtechTyee, Inc. (formerly Avtech Corporation), a wholly-owned subsidiary of TransDigm Inc., from 2009 to 2013, and as President of AdelWiggins Group, a division of TransDigm Inc., from 2008 to 2009. Prior to that Mr. Valladares served in a variety of senior leadership, operations, sales and marketing, and engineering roles at AdelWiggins Group, since 1997.

Mr. Valladares was appointed to the Board because of his all-encompassing and deep knowledge of TransDigm's business. Specifically, Mr. Valladares has extensive knowledge of the operations of TransDigm's industry at large.

Director Compensation

Mr. Stein, the only director who is also a current TransDigm employee, does not receive any director compensation while he serves as an employee. Mr. Valladares was a TransDigm employee during fiscal 2023 when he was appointed to the Board and did not receive any director compensation in fiscal 2023 in connection with his serving on the Board. Mr. Howley also does not receive any director compensation, as he received an option grant in fiscal 2021 in connection with the early termination of his employment agreement and transition to non-executive Chairman.

Compensation for independent directors for fiscal 2023 was as follows:

- An annual retainer fee of $75,000, with such fee being paid, at the option of each director, either in cash or shares of TransDigm's common stock, paid semi-annually in arrears. No additional Board or committee fees were paid.

- An additional retainer of $15,000 to the chair of the Audit Committee, paid semi-annually in arrears.

- An additional retainer of $5,000 to the chairs of the Compensation and the Nominating and Corporate Governance Committees, paid semi-annually in arrears.

- An annual grant of stock options valued at approximately $200,000 on a Black-Scholes "fair value" basis. These options are subject to the same rigorous vesting criteria as our NEOs. Performance metrics and vesting criteria are described below in more detail — see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives."

For special dividends commencing in 2022, the Board members (including Mr. Stein) receive a reduction in the exercise price of their respective options as contemplated by our shareholder-approved equity plans in connection with a capital adjustment event. For special dividends declared prior to 2022, directors still receive dividend equivalent payments ("DEPs") related to such special dividends as the options outstanding at the time of those special dividends vest. Those payments will cease after fiscal 2024.

Non-employee directors other than Mr. Howley must maintain equity in TransDigm (i.e., stock or vested in-the-money options) equal to at least $250,000. Mr. Howley must maintain equity in TransDigm of $6,000,000, at least half of which must be maintained in stock. Any employee directors are subject to maintain equity as set forth in their stock option award agreements which are described in more detail in "Compensation Discussion and Analysis" below. All of the non-employee directors are in compliance with the equity retention requirements.

Director Ownership Requirements



Fiscal 2023 Director Compensation

The following table sets forth (in dollars) the compensation paid to TransDigm's non-employee directors during fiscal 2023.

Name	Fees Earned or Paid In Cash [2] ($)	Stock Awards[2] ($)	Option Awards [3] ($)	All Other Compensation[4] ($)	Total ($)
David A. Barr	870	74,130	207,624	19,500	302,124
Jane M. Cronin	870	74,130	207,624	—	282,624
Mervin Dunn [1]	75,000	—	207,624	19,500	302,124
Michael Graff	5,870	74,130	207,624	19,500	307,124
Sean P. Hennessy	90,000	—	207,624	19,500	317,124
W. Nicholas Howley	—	—	—	—	—
Gary E. McCullough	80,000	—	207,624	19,500	307,124
Michele L. Santana	870	74,130	207,624	19,500	302,124
Robert J. Small	870	74,130	207,624	19,500	302,124
John Staer [1]	75,000	—	207,624	19,500	302,124

(1)   Messrs. Dunn and Staer retired from the Board effective October 26, 2023.

(2)   Messrs. Barr, Graff, and Small and Ms. Cronin and Ms. Santana elected to receive all of their semi-annual board retainer fees in shares of TransDigm common stock. No fractional shares were issued, resulting in a portion of fees paid in cash. The shares were issued based on a value established on March 15, 2023 and September 15, 2023, on which dates the last closing price of the common stock on the NYSE was $697.13 and $864.70, respectively.

(3)   As of September 30, 2023, TransDigm's non-employee directors held the following numbers of vested, unexercised stock options: David A. Barr - 8,334; Jane M. Cronin - 491; Mervin Dunn - 11,504; Michael Graff - 8,898; Sean P. Hennessy - 12,028; W. Nicholas Howley - 877,750; Gary E. McCullough - 7,591; Michele L. Santana - 5,191; Robert J. Small - 15,719; John Staer - 2,891.

(4)   Represents amounts paid under TransDigm's dividend equivalent plans for dividends declared prior to 2022 for stock options vested in fiscal 2023.

Our Compensation Committee engaged an independent executive compensation consultant, Exequity, LLP to evaluate the non-employee director compensation program. The consultant compared the total compensation of each of the independent directors to that of the peer groups used to set compensation in fiscal 2023 and fiscal 2024. These peer groups are discussed more fully on pages 39 - 40. The consultant also compared the retainers of the Committee Chairs to these peer groups. Lastly, the consultant conducted a peer group analysis to recommend a retainer for the LID. The Committee reviewed the consultant's analysis and recommended the following compensation for fiscal 2024 which was approved by the Board:

- An annual retainer fee of $75,000, with such fee being paid, at the option of each director, either in cash or shares of TransDigm's common stock, paid semi-annually in arrears.

- An additional retainer of $40,000 to the LID, paid semi-annually in arrears.

- An additional retainer of $20,000 to the chairs of the Audit and Compensation Committees, paid semi-annually in arrears.

- An additional retainer of $10,000 to the chair of the Nominating and Corporate Governance Committee, paid semi-annually in arrears.

- An annual grant of stock options valued at approximately $250,000 on a Black-Scholes "fair value" basis. These options are subject to the same performance-based vesting criteria as those granted to our NEOs.

Beneficial Ownership of Equity Securities of TransDigm

The following table sets forth information regarding the beneficial ownership of TransDigm common stock as of January 12, 2024 with respect to each director and NEO, and all directors and NEOs, as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. None of the shares held by directors or NEOs are pledged. The address for each individual listed below is c/o TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114.

Beneficial Owner	Amount and Nature of Beneficial Ownership[1]			
	Shares (#)	Shares Subject to Options Currently Exercisable or Exercisable within 60 Days (#)	Total Number of Shares (#)	Percentage of Class (%)
David A. Barr [2]	32,002	8,334	40,336	*
Jane M. Cronin	556	491	1,047	*
Michael Graff [3]	18,175	8,898	27,073	*
Sean P. Hennessy	33,935	8,378	42,313	*
W. Nicholas Howley [4]	30,000	785,970	815,970	1.45 %
Gary E. McCullough	915	7,591	8,506	*
Michele L. Santana	607	5,191	5,798	*
Robert J. Small [5]	1,105,129	15,719	1,120,848	2.02 %
Kevin M. Stein [6]	8,158	213,500	221,658	*
Sarah L. Wynne [7]	710	32,810	33,520	*
Jorge L. Valladares III [8]	11,000	179,300	190,300	*
Michael J. Lisman	2,309	142,620	144,929	*
Joel B. Reiss	3,600	172,350	175,950	*
Jessica L. Warren	50	9,630	9,680	*
All directors and executive officers as a group (14 persons) [9]	1,247,145	1,590,782	2,837,927	4.96 %

*   Less than 1%

(1)   Includes shares of which the listed beneficial owner is deemed to have the right to acquire beneficial ownership under Rule 13d-3 under the Exchange Act, within 60 days of January 12, 2024. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed includes the shares underlying options held by such persons that are exercisable within 60 days of January 12, 2024, but excludes shares underlying options held by any other person. Percentage of ownership is based on 55,594,246 shares of common stock of TransDigm outstanding as of January 12, 2024.

(2)   Includes 31,281 shares held in trust.

(3)   Includes 4,000 shares held by Mr. Graff as the trustee of certain trusts created for the benefit of his children, 9,096 shares held by a trustee of a trust created by Mr. Graff's wife for the benefit of their children and 200 shares held directly by Mr. Graff's wife.

(4)   Includes 8,262 shares held by Mr. Howley as trustee of a charitable foundation, 21,547.513 shares that are held by Mr. Howley as trustee of a trust for the benefit of his family and options to purchase 785,970 shares that are held by Mr. Howley as trustee of a trust for the benefit of his family and 190 shares that are held by Bratenahl Capital. By virtue of his indirect ownership interest in Bratenahl Capital, Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under Exchange Act) of the shares that are owned by Bratenahl Capital. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Capital and reported herein as beneficially owned except to the extent of any pecuniary interest therein.

(5)   Includes 1,023,933 shares held by entities related to Berkshire Partners LLC. Mr. Small disclaims beneficial ownership of all shares owned or controlled by the Berkshire entities except to the extent of any pecuniary interest therein. Also includes 60,246 shares held by Mr. Small as trustee over which he has voting power but does not have any economic interest.

(6)   All shares held in trust for the benefit of Mr. Stein's family.

(7)   Includes 10 shares held by Ms. Wynne's husband.

(8)   Includes options to purchase 12,600 shares that are held in trust for the benefit of Mr. Valladares' children.

(9)   See footnotes (1) – (8).

Other Named Executive Officers

This section describes the experience and qualifications of our NEOs, other than Mr. Stein.



Sarah L. Wynne

Sarah L. Wynne, 50, was appointed Chief Financial Officer ("CFO") in May 2023. Prior to that, Ms. Wynne served as Chief Accounting Officer ("CAO") from November 2018 to May 2023. Ms. Wynne also served as Group Controller from April 2015 to October 2018, as Controller of the Aero Fluid Products division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc., from October 2009 to March 2015, and previously in other accounting roles within TransDigm Group Inc.



Michael J. Lisman

Michael J. Lisman, 41, was appointed Co-Chief Operating Officer ("Co-COO") in May 2023. Prior to that, Mr. Lisman served as CFO from July 2018 to May 2023 and Executive Vice President from January 2022 to May 2023. Mr. Lisman also served as Vice President—Mergers and Acquisitions from January 2018 to June 2018, Business Unit Manager for the Air & Fuel Valves business unit at Aero Fluid Products, a wholly-owned subsidiary of TransDigm Inc., from January 2017 to January 2018 and Director of Mergers and Acquisitions of TransDigm from November 2015 to January 2017. Mr. Lisman was Vice President at Warburg Pincus from 2011 to 2015 and has previous experience in both private equity and investment banking roles at The Carlyle Group and Morgan Stanley.



Joel B. Reiss

Joel B. Reiss, 53, was appointed Co-COO in May 2023. Prior to that, Mr. Reiss served as Executive Vice President from October 2015 to May 2023. Mr. Reiss also served as President of Hartwell Corporation, a wholly-owned subsidiary of TransDigm Inc., from July 2012 to October 2015; President of Skurka Aerospace, a wholly-owned subsidiary of TransDigm Inc., from July 2010 to July 2012; and Director of Operations of Adams Rite Aerospace, a wholly-owned subsidiary of TransDigm Inc., from July 2000 to July 2010.



Jessica L. Warren

Jessica L. Warren, 41, was appointed General Counsel, Chief Compliance Officer and Secretary in February 2023. Prior to that, Ms. Warren served as Associate General Counsel of TransDigm from December 2018 to February 2023. Prior to joining TransDigm as Associate General Counsel, Ms. Warren maintained a private legal practice focusing on providing services to technology-driven businesses, including providing counsel to TransDigm on disputes, environmental matters, intellectual property, and a variety of other matters. Ms. Warren also served as General Counsel of Thogus Products Company from October 2014 to July 2016.

Executive Compensation

Compensation Discussion and Analysis

This section describes the material elements of the executive compensation of our NEOs and includes the required compensation tables.

Dear Fellow Shareholders,

Fiscal 2023 was a strong year for TransDigm, as the commercial aerospace market continued to recover from the impacts of the pandemic and our disciplined and consistent operating strategy drove our exceptional results. Despite this success, as a Compensation Committee, we saw room for improvement after in our 2023 annual advisory vote on executive compensation (also known as "Say-on-Pay").

Each year, the Compensation Committee considers the results of the Say-on-Pay vote, shareholder feedback, our performance, and market practices as it reviews the effectiveness and competitiveness of our executive compensation program. In 2023, our Say-on-Pay vote received support from approximately 51% of votes cast by shareholders – approximately the same level of support as in the prior year. Our Compensation Committee appreciated the need to take action in response to this level of support.

To address this, following the 2023 Annual Meeting, we reached out to top TransDigm shareholders to solicit feedback and input. Many of these engagements included the members of our Board and executive team. We reached out to 34 of our top 36 shareholders, representing over 70% of our shares outstanding. Twenty-five of these shareholders, representing approximately 62% of our shares outstanding, elected to engage with TransDigm. Four shareholders elected to deliver feedback via email correspondence and five shareholders did not respond to our requests for engagement. The primary focus of these conversations with shareholders was executive compensation, but we also appreciated the opportunity to cover additional environmental, social, and governance topics.

We heard clearly from our shareholders that there were opportunities to improve certain aspects of our executive compensation approach. Further details regarding our shareholder outreach process and the feedback received can be found on page 15 and in this CD&A section of the proxy statement.

In response to shareholder feedback, we made the following changes:

- Appointed a LID
- Refreshed the Compensation Committee Chair and Members
- Enhanced our Shareholder Outreach Program
- Increased Stock Ownership Guidelines for NEOs
- Enhanced Compensation Program Disclosure
- Refreshed our Peer Group for 2024 NEO Compensation
- Incorporated a Double-Trigger Change in Control Provision in NEO option agreements starting in fiscal 2024
- Enhanced Disclosure of Discretion When Used

The Compensation Committee understands that our executive compensation program is unique and may not look the same as other companies, as it reflects TransDigm's private equity-like business strategy, management style, and targeted returns. However, we firmly believe that our program is designed to motivate and reward performance in a straightforward and effective way, with greater than 90% of our NEOs total compensation being at-risk and performance based. The recent changes made, all of which are reflective of the valuable feedback we have received from investors, will further strengthen the alignment of our executive compensation program with TransDigm's pursuit of long-term, sustainable shareholder value.

The Compensation Committee sincerely appreciates our shareholders' constructive feedback, and we look forward to continued engagement and dialogue over in future years. As you consider your vote, we encourage you to review the information included in this CD&A. Your feedback is important and valuable to TransDigm and its Board.

Sincerely,

The Compensation Committee

David A. Barr (Chair)   Gary E. McCullough   Robert J. Small

Compensation Committee Report

The Compensation Committee has reviewed and discussed with TransDigm's management the CD&A set forth below. Based on the review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in our 2023 Form 10-K and this proxy statement for filing with the SEC.

Compensation Committee

David A. Barr (Chair), Gary E. McCullough, Robert J. Small

Introduction

Our compensation program closely aligns NEOs compensation with the interests of our shareholders. Over 90% of NEO compensation is at-risk and performance based. TransDigm's performance-based culture, including its compensation program, drove results for our shareholders. More specifically, we increased our net sales and EBITDA As Defined in 2023 by 21% and 28%, respectively. This performance was reflected in our share price which increased 61% over the course of fiscal 2023.

Name	Position
Kevin M. Stein	President, Chief Executive Officer, and Director
Sarah L. Wynne	Chief Financial Officer
Jorge L. Valladares III	Former Chief Operating Officer and Director
Michael J. Lisman	Co-Chief Operating Officer
Joel B. Reiss	Co-Chief Operating Officer
Jessica L. Warren	General Counsel, Chief Compliance Officer, and Secretary

2023 Business Highlights

We delivered record results in 2023. TransDigm's growth in net sales and improvements in operating performance are driven by our competitive strengths and through execution of our value-driven operating strategy. We delivered these results by following a consistent long-term strategy namely:

1. Owning and operating proprietary aerospace businesses with significant aftermarket content;

2. Utilizing a simple well proven value-based operating methodology;

3. Maintaining a decentralized organizational structure and unique compensation system that is closely aligned with shareholders;

4. Acquiring businesses that fit this strategy and where we see a clear path to "private-equity like" returns; and

5. Leveraging our capital structure and allocations to drive our value creation methodology.



**Net Sales
in FY 2023**

Up 21%

$6,585 Million, Up 21% from FY 2022
($5,429M)



**Net Income from
Continuing Operations**

Up 50%

$1,299 Million, Up 50% from FY 2022
($866M)



**GAAP Earnings
Per Share**

Up 65%

$22.03 Per Share, Up 65% from FY
2022 ($13.40 per share)



**EBITDA
As Defined [(1)]**

Up 28%

$3,395 Million, Up 28% from FY 2022
($2,646M)



**Adjusted
Net Income [(1)]**

Up 48%

$1,477 Million, Up 48% from FY 2022
($998M)



**Adjusted Earnings
Per Share [(1)(2)]**

Up 51%

$25.84 Per Share, Up 51% from FY
2022 ($17.14 per share)

(1)   EBITDA, EBITDA As Defined, EBITDA As Defined Margin, Adjusted Net Income, and Adjusted Earnings Per Share are all non-GAAP financial measures. See Appendix A for reconciliations of income from continuing operations to EBITDA , EBITDA As Defined and Adjusted Net Income.

(2)   Adjusted Earnings Per Share is calculated by taking TransDigm's Adjusted Net Income and dividing it by the Total Outstanding Shares for Basic and Diluted Earnings Per Share. Total Outstanding Shares for Basic and Diluted Earnings Per Share are disclosed in Appendix A.

Commercial aerospace market trends remained favorable as the industry continued to recover and progress towards normalization throughout 2023. Global air traffic continued to rebound and demand for air travel remained high in 2023. These trends have continued, resulting in steadily increasing aircraft production rates and strong airline demand for new aircraft.

Management's consistent application of this approach resulted in the following improvements over fiscal 2022 performance:

- 21% increase in net sales to $6,585 million

- 50% increase in income from continuing operations to $1,299 million

- 65% increase in earnings per share from continuing operations of $22.03

- 28% increase in EBITDA As Defined of $3,395 million

- Increased EBITDA As Defined Margin to 51.6%, compared to 48.7% in FY 2022

- Strong operating cash flow generation of $1.4 billion and ending fiscal 2023 with a cash balance of $3.5 billion

- Acquisition and integration of Calspan Corporation, successfully deploying approximately $725 million in capital

- Refinanced approximately $10 billion of debt, representing approximately 50% of TransDigm's 2023 gross debt, extending the maturity dates of our debt to optimize our capital structure mix of debt and equity

61%
Increase in share price in fiscal 2023

30-Year Overview

Over the past thirty years, TransDigm has delivered robust and consistent results by adhering to its long-term strategy. Since 1993, our net sales and EBITDA As Defined have grown by over 137x and 339x, respectively. As discussed above, a key factor in our continued success is our compensation model. Our compensation program strongly aligns our NEOs with the interests of our shareholders. Although we have made some adjustments to our compensation program, our philosophy remains unchanged. As further discussed on page 41, over 94% of our CEO's compensation is performance-based. The other NEOs are similarly aligned as over 90% of their compensation is performance-based.



18%

Net Sales CAGR Since TransDigm's Formation

137x

Growth in Net Sales Since TransDigm's Formation



21%

EBITDA As Defined CAGR Since TransDigm's Formation

339x

EBITDA As Defined Growth Since TransDigm's Formation

EBITDA As Defined Margin has improved to almost 52% in fiscal 2023 compared to 20% in fiscal 1993.

Executive Transitions

A number of new executive officers, each of whom was an existing TransDigm employee, were appointed in 2023. Mr. Valladares, COO, retired effective September 30, 2023 after more than 25 years of service with TransDigm. Mr. Valladares successfully transitioned his role to Mr. Lisman and Mr. Reiss, who became Co-COOs in May 2023. Mr. Lisman, who had served as CFO since 2018, transitioned his role to Ms. Wynne in May 2023. Prior to this, Ms. Wynne served as TransDigm's CAO since 2018. Lastly, Ms. Warren was appointed as General Counsel, Chief Compliance Officer, and Secretary in February 2023. Ms. Warren served as Associate General Counsel from December 2018 until she assumed her current role.

2023 Compensation Program Modifications

As further discussed in our shareholder outreach section, we obtained feedback regarding our compensation program from 30 investors representing over 70% of our outstanding common stock. We believe that obtaining this feedback is important, particularly considering our Say-on-Pay performance. In 2023, 51% of our shareholders who voted supported our annual advisory Say-on-Pay proposal to approve the compensation of our NEOs. We have made several notable changes, described below, that were directly responsive to our shareholders' feedback. We believe that implementing these enhancements, while maintaining our unique performance-driven compensation program, will further aligns management's interests with those of our shareholders.

Refreshed Compensation Committee Chair	We have appointed a new Compensation Committee Chair.
Refreshed Compensation Committee	67% of the members of the Compensation Committee are new to the Committee.
Enhanced Investor Outreach Program	We have implemented a year-round shareholder engagement program, increasing the number of shareholder feedback meetings by almost 250%.
Enhanced Compensation Program Disclosure	We have enhanced our disclosure of our compensation program including the carry-forward/carry-back feature of the long-term incentive plan and overall program design.
Enhance Disclosure of Discretion When Used	Going forward, we will include a more fulsome disclosure if the Compensation Committee exercises discretion.
Increased Stock Ownership Guidelines for Named Executive Officers	We have increased our stock ownership guidelines to six times salary for the CEO and three times salary for the remaining continuing NEOs.
Refreshed Peer Group	We have hired a new compensation consultant and refreshed our peer group to help ensure it includes representative peers.
Adopted a Double-Trigger Change in Control Provision	We have incorporated double-trigger change in control provisions in option agreements for NEO option awards starting in fiscal 2024.

Compensation Program Overview

Our compensation program is designed to drive exceptional performance and align the interests of management with our shareholders. This goal is accomplished by heavily weighting compensation towards long-term performance-based options. Initial NEO awards generally vest over a five-year period based on performance, which incentivizes long-term performance and aids in retention.

More than 94% of the CEO's compensation is comprised of long-term performance-based options. In excess of 90% of the remaining NEOs' compensation, on average, is based on long-term performance-based options. These options are subject to stringent vesting criteria, which are more fully described in the "2023 Equity Based Incentives" discussion that starts on page 44. Cash compensation constitutes less than 20% of our NEOs' total compensation.

Base Salary	Fixed element of annual compensation
	✓ Accounts for 10% or less of NEO total compensation
	✓ Modest increases for existing NEOs. Salary increases for new NEOs were more significant due to position changes.
Annual Cash Incentive	Short-term cash incentive with variable payout opportunities
	✓ Accounts for less than 10% of NEO compensation
	✓ Robust and equally weighted targets of 49.0% EBITDA As Defined Margin and $3.095B EBITDA As Defined
	✓ We exceeded maximum goals for both EBITDA As Defined Margin and EBITDA As Defined Dollars. Payments to NEOs were capped at the maximum bonus percentage
	✓ Upward discretion only utilized for two of the six NEOs to reward exceptional performance
Long-Term Equity Awards	Long-term equity incentives in the form of performance-based stock options with multi-year vesting schedules
	✓ Long-term equity awards remain 100% at-risk and performance-based
	✓ The Compensation Committee has a policy that it will not use discretion in vesting performance-based options
	✓ Requires 17.5% compound annual growth which aligns performance with top performing private equity funds

Summary of Key NEO Compensation Decisions and Actions in 2023

Base Salary	The salaries of Messrs. Stein, Lisman, and Valladares were increased by 7.8%, 9.7%, and 7.3% respectively. Ms. Wynne's salary increased by 22.2% due to her promotion to CFO.
Annual Cash Incentive	We exceeded our maximum targets for our annual cash incentive payments, so NEO cash incentive payments were capped at 130% subject to the following discretion. In recognition of exceptional performance in 2023, the Compensation Committee utilized discretion in modifying the annual cash incentives paid to Ms. Wynne and Mr. Reiss. The Committee increased Ms. Wynne's annual cash incentive payout by 15% due to her excellent performance during 2023, including her efforts to successfully refinance over $10B of debt (50% of TransDigm's outstanding debt), a smooth transition from CAO to CFO, and effective capital management. The Committee also increased Mr. Reiss' annual cash incentive payout by 15% due to his outstanding performance, including his successful transition to Co-COO and exceptional performance of the businesses for which he is responsible.
Long-Term Equity Awards	As further described below, Messrs. Stein, Valladares, Lisman, and Reiss and Ms. Wynne received a retention award at the start of fiscal 2023. The Compensation Committee determined that retaining our executives, who have successfully led TransDigm through one of the most challenging times for the aerospace market, was in TransDigm's best interest. In general, option award values were positively impacted due to higher than historic values of inflation.

Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

What We Do	✓	**Equity compensation limited to performance-based options** Our stock option plans do not authorize the issuance of any full value awards, such as stock, restricted stock or other stock-based units. Our option program relies on performance-vested options with robust performance criteria; we do not issue time-vested options.
	✓	**Prohibition on hedging, pledging and short sales** We prohibit hedging, pledging, transactions in derivatives, and short sales in TransDigm securities by all employees and directors, including our continuing NEOs.
	✓	**Equity ownership guidelines** We have robust equity ownership guidelines for all of our option holders, including our NEOs.
	✓	**Annual compensation risk assessment** The Compensation Committee conducts an annual risk assessment of our compensation program.
	✓	**Independent compensation consultant** The Compensation Committee directly retains an independent compensation consultant.
	✓	**Double-trigger change in control** Starting with our fiscal 2024 options grants, we have incorporated double-trigger change in control provisions.
What We Don't Do	✗	**No repricing** We do not allow repricing of stock options without shareholder approval.
	✗	**No tax gross-ups** We do not provide for gross-ups of taxes, including in the event of a change in control or under Section 409A.
	✗	**No evergreen employment contracts** Executive employment agreements do not contain automatic renewal provisions.

Compensation Committee Judgment and Discretion

The Compensation Committee, consisting entirely of independent directors, reviews and approves the compensation of TransDigm's NEOs and acts as the administrator for TransDigm's equity compensation plans.

The Compensation Committee's executive compensation determinations are subjective and the result of the Compensation Committee's business judgment, which is informed by the experience of its members and input provided by its independent compensation consultant, other directors, our CEO (other than with respect to his own compensation), other members of management, and investors.

The Compensation Committee regularly evaluates TransDigm's executive compensation program to determine if changes are appropriate. In so doing, the Compensation Committee may consult with its independent compensation consultant and management; however, the Compensation Committee makes final decisions regarding the compensation paid to our NEOs based on its own judgment. The Compensation Committee may consider factors such as individual performance, TransDigm performance, market conditions, financial goals, retention, and shareholder interests in determining compensation.

The Role of the Compensation Consultant. The Compensation Committee may periodically select and retain the services of an independent compensation consultant. For fiscal 2023, the Compensation Committee engaged Exequity LLP ("Exequity") as its independent compensation consultant. Among other matters, for fiscal 2023, Exequity assisted the Compensation Committee with its review of our compensation peer group, evaluation of executive and board compensation design, comparison of executive and board compensation relative to our peers, and Compensation Committee meeting preparation and attendance. The Compensation Committee has assessed the independence of Exequity, as required under NYSE listing rules. The Compensation Committee has also considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to Exequity. Based on this review, the Compensation Committee is not aware of any conflict of interest that has been raised by the work performed by Exequity.

The Role of Peer Companies. Exequity was engaged as an independent compensation consultant after the 2023 compensation was set; however, Exequity did evaluate 2023 compensation against TransDigm's 2023 peer group which is as follows:

2023 Peer Group

Allison Transmission Holdings, Inc. (X)	Emerson Electric	Northrup Grumman Corporation
Ametek, Inc.	Fastenal Company (X)	PACCAR Inc. (X)
Amphenol Corporation (X)	Flowserve Corporation (X)	Parker-Hannifin Corporation
A.O. Smith Corporation (X)	Fortive Corp.	Raytheon Technologies Corporation (X)
Ball Corporation (X)	General Dynamics Corporation	Rockwell Automation, Inc.
BorgWarner Inc. (X)	HEICO Corporation	Roper Technologies, Inc.
Colfax Corporation [(1)] (X)	Illinois Tool Works	Stanley Black & Decker, Inc. (X)
Cummins Inc. (X)	L3Harris Technologies, Inc.	Textron Inc.
Dover Corporation	Masco Corporation (X)	The Boeing Company (X)

(1)   Colfax Corporation is now known as Enovis Corporation

(X)   Removed in 2024 Peer Group

This group was selected based on net sales, market capitalization, and enterprise value. We use a size-based peer group because we manage our business based on EBITDA growth and enterprise value. The Compensation Committee deemed that a peer group based solely on net sales as not comparable with TransDigm because TransDigm's market capitalization and enterprise value far exceeded those of the potential sales-based peers. The Compensation Committee considers the peer group data to inform its decision-making process so it can set total compensation levels that it believes are commensurate with the relative size, scope, and success of TransDigm.

In July 2023, based on Exequity's reviews and recommendations, the Compensation Committee approved a revised peer group for 2024. When identifying suitable peer companies, the Compensation Committee considered numerous factors, including:

Industry fit and business comparability
Focus on companies serving the Aerospace and Defense industries and/or manufacturers of engineered components.

Comparably-sized companies
Factors considered included net sales, market capitalization, total enterprise value, and EBITDA.

In establishing the revised peer group, the Compensation Committee sought to position TransDigm within what it believes is a reasonable range of the peer group median net sales, market capitalization, and total enterprise value.

The revised peer group is significantly changed, with almost 60% turnover in composition. This new peer group will be used in connection with setting compensation for 2024 and consists of the following 20 companies:

2024 Peer Group

Ametek, Inc.	HEICO Corporation	Parker-Hannifin Corp.
Aptiv PLC *	Howmet Aerospace Inc. *	RBC Bearings Inc. *
Dover Corporation	Illinois Tool Works	Rockwell Automation, Inc.
Eaton Corporation *	Ingersoll Rand Inc. *	Roper Technologies, Inc.
Emerson Electric	L3Harris Technologies, Inc.	Teledyne Technologies Inc. *
Fortive Corp.	Motorola Solutions, Inc. *	Textron Inc.
General Dynamics	Northrup Grumman	

*   New to 2024 Peer Group

The following fourteen companies were removed from our peer group: A. O. Smith Corporation, Allison Transmission Holdings, Inc., Amphenol Corporation, Ball Corporation, The Boeing Company, BorgWarner, Inc., Cummins Inc., Enovis Corporation (fka Colfax Corporation), Fastenal Company, Flowserve Corporation, Masco Corporation, Raytheon Technologies Corporation, and Stanley Black & Decker, Inc. This new 2024 Peer Group will be further discussed in our 2025 proxy statement.

Consistent with prior practices, Exequity excluded DEPs from its compensation analysis for two reasons—first, because DEPs are merely a mechanism for maintaining value already awarded, and second, because including DEPs are unpredictable and not considered when making compensation decisions.

The Role of the CEO and Other Members of Management. TransDigm's management team assists the Compensation Committee with its work in designing, evaluating, and determining final payouts for NEO compensation. At the Compensation Committee's request, for fiscal 2023, TransDigm's CEO, Mr. Stein, provided input to the Compensation Committee in early fiscal 2023 regarding the recent performance and compensation of the other NEOs for fiscal 2022. This input was based on Mr. Stein's assessment of general internal pay equity considerations, his knowledge of the other NEOs' job responsibilities and importance to TransDigm's overall business strategy, and Mr. Stein's knowledge of TransDigm's compensation philosophy. The Compensation Committee considered Mr. Stein's evaluation and direct knowledge of each NEO's performance and contributions when making compensation opportunity decisions for the NEOs for fiscal 2023. Although Mr. Stein's input was given significant weight, the Compensation Committee retained full discretion when determining compensation for the NEOs for fiscal 2023. Mr. Stein is not present during Compensation Committee voting and deliberations regarding his own compensation. TransDigm's CFO also reviews proposed NEO compensation before it is submitted to the Compensation Committee to assure that it aligns with TransDigm's financial goals. For fiscal 2023, this review was conducted by Mr. Lisman in fiscal 2022. As part of the executive compensation setting process, TransDigm's General Counsel also reviews NEO compensation to help ensure that it complies with the terms of any applicable employment agreements. For fiscal 2023, this evaluation was conducted by Ms. Warren's predecessor. Ms. Wynne and Ms. Warren provided guidance to the Compensation Committee in its evaluation of fiscal 2023 results and achievements, and in deciding final annual incentive payouts for the NEOs for fiscal 2023.

The Role of Investors. Shareholders are provided the opportunity to cast an annual advisory vote on the compensation of our NEOs. Last year, we received 51% approval from our shareholders for our annual advisory Say-on-Pay proposal to approve the compensation of our NEOs. As described below in "Shareholder Engagement" starting on page 49, we significantly increased our shareholder engagement in 2023, due in large part to our disappointing Say-on-Pay support. The feedback received through these discussions is strongly considered by the Compensation Committee when reviewing our executive compensation program.

2023 NEO Compensation

Our executive compensation program is designed to motivate and reward performance in a straightforward and effective way, while recognizing TransDigm's private equity philosophy, management style, and targeted returns. The compensation of our NEOs has three primary components: base salary, target annual cash incentive, and long-term equity awards in the form of performance-based options.

Our executive compensation program is designed to align the compensation of our NEOs with our shareholders' interests. The vast majority of compensation earned by NEOs is performance-based.



CEO Pay Mix Target	**Average Other NEO Pay Mix Target**
5.7% / 9.6% / >94% Performance Based / 84.7%	10% / 9.7% / >90% Performance Based / 80.7%

■ Base Salary   ■ Target Annual Cash Incentive   ■ Long-Term Equity Award

The following primary components of the NEO Compensation program continue to drive TransDigm's performance.

Fixed	**Base Salary**	**Fixed element of annual compensation** ⊘ Accounts for 10% or less of NEO total compensation ⊘ Modest increases for existing NEOs. Salary increases for new NEOs were more significant due to position changes.
Performance-Based	**Target Annual Cash Incentive**	**Short-term cash incentive with variable payout opportunities** ⊘ Accounts for less than 10% of NEO compensation ⊘ Robust and equally weighted targets of 49.0% EBITDA As Defined Margin and $3.095B EBITDA As Defined Dollars ⊘ We exceeded maximum goals for both EBITDA As Defined Margin and EBITDA as Defined Dollars. Payments to NEOs were capped at the maximum bonus percentage ⊘ Upward discretion only utilized for two of the six NEOs to reward exceptional performance
	Long-Term Equity Awards	**Long-term equity incentives in the form of performance-based stock options with multi-year vesting schedules** ⊘ Long-term equity awards remain 100% at-risk and performance-based ⊘ The Compensation Committee has a policy that it will not use discretion in vesting performance-based options ⊘ Requires 17.5% compound annual growth for AOP, which aligns performance with top performing private equity funds

2023 Annual Base Salary

Base salary is a customary, fixed element of cash compensation intended to attract and retain executives. When setting the annual base salaries of our NEOs, the Compensation Committee considers market data provided by its independent compensation consultant, internal pay equity, and TransDigm's financial results. The Compensation Committee determined that, effective January 1, 2023, the base salaries of Messrs. Stein, Valladares, Lisman, and Reiss and Mses. Wynne and Warren should be $1,400,000, $765,000, $735,000, $530,000, $545,000, and $500,000 per year, respectively. After Mr. Reiss and Ms. Wynne were promoted in May 2023, the Compensation Committee determined that, effective June 1, 2023, their base salaries would be $675,000 and $675,000, per year, respectively.

2023 Annual Cash Incentives

Our annual cash incentive program is a variable, performance-based, at-risk component of our NEOs' compensation that is aligned with TransDigm's annual financial results. The Compensation Committee retains the authority to increase or decrease the award by up to 20%, based on: assessment of individual performance, including without limitation, degree of difficulty of the achievement of metrics when considering intervening events throughout the fiscal year; the individual's job effectiveness; the effectiveness of executing on TransDigm's value drivers; a pattern of clear, open, honest, and regular communication with the Board and investors, as applicable; effective succession planning and organizational development; support, maintenance, and regular evaluation of the effectiveness of TransDigm's long term value focused strategy; or other factors.

When setting the goals focused on EBITDA As Defined and EBITDA As Defined Margin for fiscal 2023, the Compensation Committee considered many factors, including the uncertain rate of recovery from the COVID-19 pandemic and its impact on worldwide travel and the aerospace industry, as well as the extent of management's ability to predict and influence performance. The Compensation Committee considered the likelihood of a range of scenarios for EBITDA As Defined and EBITDA As Defined Margin and factors that were projected to have an impact on fiscal 2023 EBITDA As Defined and EBITDA As Defined Margin. Based on these considerations, in the January 2023, the Compensation Committee set annual threshold, target, and maximum cash incentive plan goals at levels they considered appropriately rigorous for the year and that represented strong financial performance under challenging business conditions. The targets are adjusted on a pro forma basis to account for any acquisitions or divestitures occurring during the fiscal year. The following table indicates the goals set for these two metrics, plus our actual results for fiscal 2023:

Fiscal 2023 Performance Goals and Results[(1)]


Threshold Goal
Target Goal
Maximum Goal
Payout Level
70%
100%
130.0%
$3,424m
Pro Forma EBITDA As Defined Dollars
$2,790m
$3,095m
$3,400m
Pro Forma EBITDA As Defined Margin
47.0%
49.0%
51.0%
51.0%
Indicates actual fiscal 2023 results

(1) References in this proxy statement to "Pro Forma EBITDA As Defined" means EBITDA plus, as applicable for each relevant period, certain adjustments on a pro forma basis, which for fiscal 2023 primarily represents management's estimates of the impact of the May 8, 2023 acquisition of Calspan Corporation had such transaction occurred at the beginning of the fiscal year ended September 30, 2023, but otherwise defined in the same manner as the Consolidated EBITDA As Defined used to measure the ratio of our secured indebtedness required under a financial covenant of our senior secured credit facility. References in this proxy statement to "Pro Forma EBITDA As Defined Margin" refers to the percentage calculated by dividing Pro Forma EBITDA As Defined by net sales, on a pro forma basis, which for fiscal 2023, primarily represents the aforementioned estimates by management for the applicable period.

Annual cash incentive payouts are based on a composite that reflects the extent to which TransDigm performed in relation to the target set by the Compensation Committee (the "Performance Level"). The Performance Level is equally weighted between EBITDA As Defined and EBITDA As Defined Margin. Each of EBITDA As Defined and EBITDA As Defined Margin is reviewed separately to evaluate TransDigm's actual performance against the target. The weighted results are then combined to arrive at the Performance Level. The Performance Level corresponds to payout opportunities of 70% (threshold), 100% (target), and 130% (maximum). Annual cash incentive payments vary linearly in between these goals. **No annual cash incentive payment is made if the Performance Level is below the threshold. Even if the Performance Level exceeds the maximum goal, the NEO annual cash incentive payment is capped at 130% of the target payment.**

For fiscal 2023, our Pro Forma EBITDA As Defined was $3,424 million and our Pro Forma EBITDA As Defined Margin was 51.0%. **These results exceeded our maximum Performance Level, meaning that all NEO's annual cash incentive payment was capped at 130%.**

Annual Cash Incentive Percentage


FY23 Result
1.315
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
Maximum
TARGET
Threshold
Even with exceptional performance,
NO PAYOUT ABOVE MAXIMUM.
NO PAYOUT IF PERFORMANCE LEVEL BELOW 0.7
(70% of target).
0.7
1
1.3
Performance Level

For fiscal 2023, Messrs. Stein, Valladares, Lisman, and Reiss and Mses. Wynne and Warren's target incentives were set at 125%, 80%, 80%, 65%, 65%, and 65%, respectively, of their base salaries. After Mr. Reiss and Ms. Wynne were promoted in May 2023, their target incentives were set at 80% of their base salary. Mr. Reiss and Mses. Wynne and Warren's target incentives were prorated based on the time in their roles. The Compensation Committee utilized discretion in modifying the annual cash incentives paid to Ms. Wynne and Mr. Reiss. The Committee increased Ms. Wynne's annual cash incentive by 15% due to her exceptional performance during fiscal 2023, including her efforts to successfully refinance over $10 billion of debt, a smooth transition from CAO to CFO, and effective capital management. The Committee also increased Mr. Reiss' annual cash incentive by 15% due to his outstanding performance, including his successful transition to Co-COO and exceptional performance of the businesses for which he is responsible. The target incentives, the calculated incentives based on the plan as described above, and the actual amounts awarded are set forth in the table below.

Name	Target Annual Incentive ($)	Calculated Annual Incentive ($)	Actual Annual Incentive Awarded ($)
Kevin M. Stein	1,750,000	2,275,000	2,275,000
Sarah L. Wynne	416,167	541,017	622,169
Jorge L. Valladares III	612,000	795,600	795,600
Michael J. Lisman	588,000	764,400	764,400
Joel B. Reiss	409,667	532,567	612,452
Jessica L. Warren	255,281	331,875	331,875

2023 Equity Based Incentives

At the start of fiscal 2023, in connection with their annual compensation review, the Compensation Committee awarded Mr. Stein, Mr. Valladares, and Mr. Lisman 57,100, 11,150, and 26,450 options, respectively. As part of its compensation review process, the Compensation Committee reflected on the unprecedented recent period that the aerospace industry went through, the exemplary leadership of our executives to lead TransDigm through that period and deliver strong operational performance, and the continued challenges that lie ahead. Throughout the pandemic our executives stayed focused on controlling the factors within TransDigm's control, including a diligent focus on our cost structure while also driving operational excellence. This included issuing $1.5 billion of long-term debt in April 2020 out of an abundance of caution due to the unknown impact of the pandemic, maintaining an EBITDA As Defined Margin above 40% throughout the pandemic, and continuing to generate cash and be free cash flow positive each quarter of the pandemic. The Compensation Committee determined that recognizing the senior leadership team's achievements and properly incentivizing the team to remain in place and motivated to deliver long-term shareholder value was vital to TransDigm's long-term success. As a result of our leadership's commitment and performance during this time, the Compensation Committee awarded Messrs. Stein, Valladares, Lisman, and Reiss and Ms. Wynne a one-time option grant of 26,000, 2,400, 12,000, 6,500, and 6,500, respectively. These options were granted with the same design and performance-based vesting requirements as TransDigm's regular annual incentive, thereby aligning with our overall pay-for-performance philosophy. All of Mr. Stein's options vest in fiscal 2027 based on performance conditions. Each of Messrs. Valladares, Lisman, and Reiss and Ms. Wynne's awards vest equally in fiscal 2026 and 2027 based on performance conditions. Upon her promotion to General Counsel, Chief Compliance Officer, and Secretary, Ms. Warren received a grant of 36,000 options that vest equally over five years based on performance conditions.

Performance-Based Stock Option Program Overview

The equity component of our management's compensation emphasizes long-term shareholder value creation through performance-based options. This is a substantial, at-risk component of our management's compensation that is tied to performance. We believe that performance-based stock option grants motivate and incentivize management to focus on long-term performance and align the interests of our management with the interests of shareholders by reinforcing the long-term goal of increasing shareholder value. We believe that our compensation structure is a key component of TransDigm's success, contributing to returns higher than many private equity funds and the retention of our high-performing executive team over the long-term. Approximately 270 people, including management at the corporate level and our operating units, participate in our option program.

Executives and other plan participants typically receive options that vest over five years in connection with hiring, promotions, and the assumption of increased responsibilities. Thereafter, unless there has been an intervening five-year award because of a promotion, executives and other plan participants usually receive biennial extension awards that vest in the fourth and fifth year following the award. These grants are generally made in the third year of vesting under the initial award so that the employee has four or five years of future option vesting in order to promote maximizing long-term value and retention. Mr. Stein and Mr. Lisman receive annual grants of options. Mr. Stein's annual grant vests in the fifth year following the award. Mr. Lisman's annual grant vests up to 50% in each of the fourth and fifth year following the award.

Performance-based Option Vesting at Rigorous Targets

Option vesting is subject to rigorous performance hurdles using an AOP metric. A description of how AOP is calculated can be found later in this section. We do not utilize discretion in determining whether options vest. The minimum threshold for any option vesting requires a 10% cumulative growth in AOP. The maximum vesting requires a growth rate of 17.5% for each performance period. TransDigm uses this compound annual growth rate range because it incentivizes management to create value for shareholders at a rate that outperforms the typical private equity model. The AOP metric focuses management on value to TransDigm's shareholders, EBITDA As Defined growth, management of capital structure, cash generation, and acquisition performance. We believe our compensation program optimizes management incentive to drive shareholder value creation over the long-term and appropriately links compensation with financial performance.

The AOP metric is a measure of the intrinsic financial performance of TransDigm, that is not affected by the whims of the market like a stock price would be. AOP is calculated by subtracting net debt from the product of Pro Forma EBITDA As Defined and an acquisition-weighted market multiple, which is then divided by TransDigm's number of diluted shares based on the treasury stock method of accounting. The AOP metric is adjusted for special dividends and share repurchases.

How do we calculate AOP?

$$\frac{\text{(Pro Forma EBITDA As Defined x Acquisition-Weighted Market Multiple) - Net Debt}^{(1)}}{\text{Diluted Weighted Average Shares Outstanding}}$$

(1) "Net Debt" is calculated as TransDigm's year-end consolidated total indebtedness minus cash and cash equivalents on TransDigm's balance sheet.

TransDigm uses this calculation to determine AOP for any given year. When setting vesting targets, the prior year's actual AOP is increased by 10% and 17.5% to set the minimum and maximum AOP target, respectively. These growth percentages, which reflect an intrinsic Internal Rate of Return (IRR), are robust goals that are on par with high performing private equity firms. **No options will vest unless the minimum AOP target is met. If the minimum AOP target is met, options vest at 25%. In order to vest fully, the maximum AOP target must be achieved.** Vesting percentages vary linearly in between the minimum and maximum AOP targets.

When do options vest?



No vesting without reaching minimum target

AOP, as reflected above, takes into consideration the following:

- growth in EBITDA As Defined;
- management of capital structure;
- cash generation;
- acquisition performance, including the acquisition price paid; and
- the impact of option dilution on common shares outstanding.

Further, the Compensation Committee has adopted a policy that it will not make discretionary amendments to any performance targets, except as contemplated for capital events pursuant to TransDigm's stock option plans such as special dividends paid to shareholders and share repurchases. We believe the adjustments are appropriate and necessary to account for the early return of value to shareholders because if a portion of the investment is returned early via special dividend or return of capital, the subsequent years' targets must be adjusted to reflect the revised capital structure and maintain the same IRR-based performance requirements. Adjustment of the targets does not make the targets any easier to achieve but rather maintains the IRR targets.

Other Option Terms

Because we view our performance on a long-term basis, our option program also has a feature that motivates our NEOs to remain focused on long-term performance. This feature seeks to avoid the potential conflict associated with any short-term decisions targeted towards vesting in any particular year. If TransDigm exceeds the AOP maximum target in a given year, the excess achievement may be used to make up for any shortfalls in the two years both before and after the given year. Options granted after 2020 may not carry-forward or carry-back more than $100 per year. Although this component of our compensation program is used infrequently, we believe it is important to maintain as it allows our NEOs to remain focused on long-term performance. This feature can also mitigate the punitive effect of significant market disruptions that occur after the AOP targets are set for a given year. For instance, a management team could perform exceptionally well in an economic downturn and fall short of the maximum AOP target for a given year, as that target was set at time when market conditions more favorable. Without this feature, the management team would be less likely to fully vest in that year, despite exceptional performance in that year. For these reasons, we believe that it is important to retain this feature that encourages our executive team to remain focused on the long term.

In addition to vesting based on operational targets, in the event of a change in control, unvested options that were granted prior to fiscal 2024 will become fully vested and exercisable. As mentioned above, we adopted double-trigger change in control provisions option agreements for NEO option awards starting in fiscal 2024. Beginning with options granted to NEOs in fiscal 2024, in the event of a change in control, any unvested options will become fully vested and exercisable only if either a replacement award is not provided in connection with such change in control, or in connection with such a replacement award the grantee's employment is terminated for "good reason" by the grantee or without "cause" by TransDigm or its successors (as defined in the applicable employment agreement or option grant agreement) within two years following such change in control. We do not provide for any gross up to any payments that would be deemed to be "excess parachute payments" under Section 280G of the Internal Revenue Code.

Treatment of Options for Executives Upon Termination

Option agreements for certain officers, including all of the NEOs, provide that if the officer's employment terminates by reason of death, disability, without cause, for good reason or retirement (after at least age 60 plus at least 15 years of service or after at least age 65 plus at least ten years of service), vesting of the options will continue after termination generally as follows:

Termination Date	Percent of Remaining Options Vesting[1]
During the first fiscal year after date of grant	— %
During the second fiscal year after date of grant	20 %
During the third fiscal year after date of grant	40 %
During the fourth fiscal year after date of grant	60 %
During the fifth fiscal year after date of grant	80 %
After the fifth fiscal year end after date of grant	100 %

(1) Options will continue to vest in accordance with their terms if, and only if, the performance criteria are met. Remaining unvested options would vest ratably over the remaining performance vesting schedule.

Upon his retirement, Mr. Valladares did not qualify for this treatment despite having over 25 years of service at TransDigm. In recognition of Mr. Valladares' substantial contributions to the business, the Compensation Committee modified Mr. Valladares' outstanding 2019 and 2020 stock options to provide for continued vesting as if Mr. Valladares had otherwise met the retirement age threshold as of his retirement date. For more information on these award modifications, see the "Fiscal 2023 Summary Compensation Table" and "Fiscal 2023 Grants of Plan Based Awards" tables and "Potential Payments Upon Termination or Change in Control as of September 30, 2023" below.

2023 Grants

Options are generally granted at regularly scheduled Compensation Committee meetings during November through April. Because all options vest based on performance criteria and vesting occurs at the end of each fiscal year, grants for any new hire or promoted employee who would otherwise receive a grant after April in any year are deferred until November.

Options to purchase 598,910 shares of common stock were granted under the program in fiscal 2023. The number of shares subject to the 2014 Stock Option Plan is 5,000,000, of which 90,281 shares remained available for granting under the plan as of September 30, 2023. The number of shares subject to the 2019 Stock Option Plan is 4,000,000, of which 3,776,055 shares remained available for granting under the plan as of September 30, 2023.

Dividends and Dividend Equivalents

Dividends

Dividend decisions, like at other companies, are a capital structure decision made by the Board. We do not have a policy of paying regular dividends. Instead, the Board regularly evaluates our capital allocation strategy and will declare a special dividend based on an assessment of availability of cash or borrowing capacity, outlook for acquisitions and other operating needs, favorable capital market conditions, and the availability of surplus under applicable law as well as certain operating performance covenants under our credit facilities.

Our preference for capital allocation is to invest in existing businesses or make accretive acquisitions. But, when internal business needs are met and acquisitions are not available, we elect to allocate capital to return to shareholders through dividends or stock repurchases. Because of the dynamic state of acquisition opportunities, as well as other external forces such as the health of credit markets, geo-political activity, competitive industry opportunities and pressures, these special dividends are unpredictable, and, unlike other companies, have historically been very large. For instance, TransDigm paid a dividend of $18.50 in fiscal 2022. We did not pay a dividend in fiscal 2023.

Compensation impact is not a consideration when making dividend decisions. As discussed above in "Compensation Committee Judgment and Discretion," dividends are also excluded from compensation decisions.

Dividend Equivalent Payments (DEPs)

DEPs pay option holders the same dividend that shareholders receive upon vesting of those options. Options are an important part of our compensation program because our compensation is heavily weighted towards long-term option compensation. After a dividend is declared, the stock price typically falls by the amount of the dividend at the ex-dividend date. Consequently, without the DEP our option holders would lose value equal to roughly the amount of the dividend. Therefore, DEPs keep option holders whole and ensure management interests remain aligned with those of our shareholders.

Absent DEPs, option holders would be at a clear disadvantage to shareholders and would be incentivized to exercise and sell their vested options sooner in order to maintain the value provided from the dividend. We believe that failure to align management and shareholders could create incentives for management to deploy cash flow and utilize borrowing capacity in a manner other than the return of capital in the form of special dividends, which might not be in the best interests of shareholders. Further, without DEPs, management may be incentivized to seek short-term market gains rather than focusing on long-term equity value and shareholder returns.



Option Holders Would Lose Value After a Dividend If They Did Not Receive DEPs

Our shareholder approved stock option plans allow for payments to option holders or adjustments to the options in the event of a capital event such as an extraordinary dividend. We also have dividend equivalent plans that provide option holders the right to receive DEPs if the Board declares a dividend on our common stock. Option holders, other than TransDigm's CEO who is also a director, receive a cash DEP on options (i) that have vested based on rigorous performance criteria and (ii) that the option holder has chosen not to exercise even though vested. Option holders who hold vested stock options at the time a dividend is paid will receive a cash DEP equal to the amount that he or she would otherwise have been entitled to receive had his or her vested stock option been exercised immediately prior to payment of the dividend. Option holders who hold unvested stock options will receive a cash DEP equal to the amount he or she would otherwise have been entitled to receive had his or her unvested stock option been vested and exercised immediately prior to payment of the dividend, but only if and when such stock option vests pursuant to its terms. We believe that we have structured DEPs under TransDigm's dividend equivalent plans such that they are not subject to any excise tax under Section 409A of the Internal Revenue Code. Certain investors and proxy advisory firms have raised the issue as to whether TransDigm should pay dividend equivalents only upon an exercise of the options; however, we believe that tying payment of the dividend equivalents to the exercise of an option would result in excise taxes under Section 409A.

Retention Bonus Plan

Prior to Ms. Warren's promotion to her current role, she was selected to participate in a Retention Bonus Plan for fiscal years 2022 through 2024 that was designed to assist in the retention of certain key employees. None of TransDigm's other NEOs participate in this program. Under the program, Ms. Warren is eligible (subject generally to continued employment) to earn up to 20%, then up to 30%, and then up to 50% of a total, three-year cash award opportunity at the end of each of fiscal 2022, fiscal 2023, and fiscal 2024, respectively, based on TransDigm's degree of achievement of an annually-established adjusted AOP goal. AOP is calculated consistent with the methodology set forth above in "2023 Equity Based Incentives – Performance-based Option Vesting at Rigorous Targets."

For fiscal 2023, Ms. Warren was eligible to earn the full 30% payment (or $101,400) for adjusted AOP achievement of at least $202.48, but adjusted AOP achievement of less than $175.69 would have resulted in Ms. Warren earning no portion of the award for the year. Adjusted AOP achievement between these two levels would result in Ms. Warren earning a proportion of the total award. As a result of TransDigm's performance during fiscal 2023, our adjusted AOP achievement for this program was determined to be $415.01, and Ms. Warren earned a payout of $101,400 (or 30% of her full three-year award).

Other Compensation Policies and Considerations

Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a publicly held company can deduct in any tax year on compensation paid to "covered employees." The Compensation Committee does not consider tax deductibility in determining executive compensation and will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not tax deductible by TransDigm.

Prohibition on Hedging, Pledging and Short Sales. No director, officer, or employee is permitted to pledge TransDigm stock or engage in short sales or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of TransDigm's stock. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Equity Ownership Guidelines. We require management to maintain a significant personal investment in TransDigm. We increased our equity ownership guidelines in November 2023 in response to shareholder feedback. Mr. Stein is required to retain six times his salary in equity ownership, half of which must be retained in stock and the remainder of which can be in the form of in-the-money vested options. The remaining continuing NEOs are required to retain three times their salary in equity ownership, half of which must be retained in stock and the remainder of which can be in the form of in-the-money vested options. All continuing NEOs have five years to meet these requirements. NEOs cannot exercise any options unless they have met the ownership requirements. All continuing NEOs were in compliance with their prior retention and are currently in compliance with these updated ownership requirements. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. All of TransDigm's other existing option holders are also required to maintain ownership of a minimum value of stock or vested options.

CEO and NEO Ownership Requirements



CEO Ownership Requirement | 50% Stock

6x Base Salary

NEO Ownership Requirement | 50% Stock

3x Base Salary

Shareholder Engagement Summary

Our leadership team and Board were not satisfied with the outcome of the 2023 Annual Meeting. These results indicated that while we feel that we have strong relationships with our shareholders, we need to invest more time to better understand and address their perspectives.

Following our 2023 Annual Meeting, we reached out to 34 of our top 36 shareholders, which represent over 70% of our outstanding common stock. We conducted engagements with investors representing 62% of our outstanding common stock as result of this outreach. Engagements were led by senior leaders of TransDigm and included participation from the Compensation Committee Chair for select engagements.

Shareholder Outreach Efforts

Shareholders Targeted for Proactive Outreach



>70%

■ Proactively Requested Engagement
■ Did Not Request Engagement

Shareholder Responses to Engagement Outreach



14.7%

11.8%

73.5%

■ Accepted Engagement
■ Declined Engagement
■ Did Not Respond

2023 Feedback and Actions

We received valuable feedback in our conversations with shareholders, and many of our conversations focused specifically on our executive compensation program. The Compensation Committee, and the Board as a whole, has spent a great deal of time evaluating the feedback and identifying enhancements to our compensation program and overall governance structure to address the concerns that were voiced. While we recognize that we have not been responsive to every individual piece of feedback received, we did thoughtfully consider each piece of feedback. We are pleased to say that we have made meaningful improvements that address our shareholders' key concerns. Below is a summary of the feedback that we received, and the improvements we have made in response.

What We Heard	What We Did
Shareholders would like us to enhance our engagement efforts throughout the year to discuss key compensation and governance issues.	We have always appreciated shareholder perspectives and value the dialogue we have had with investors over the years. We recognize that in today's environment, our less formal approach to engagement is not enough. Over the past year, we have formalized our shareholder outreach program to systematically engage with a variety of investors and solicit feedback on key compensation and governance issues. We plan to build on these efforts in the coming years and look forward to the ongoing dialogue.
Shareholders asked us to provide more disclosure in our proxy statement describing our approach to key governance topics.	Over the past year we have reviewed and revised many key sections of our proxy statement to help our shareholders better understand our governance policies, practices, and procedures. We have added more detailed disclosure on investor priority topics including executive compensation and board composition and have included more direct communication from our directors. We will continue to review our disclosure practices to ensure we are meeting our shareholders' expectations.
Shareholders expressed their concern over our single trigger change-in-control provision.	We have updated our change-in-control provision for NEOs from single trigger to double trigger to align with investor preferences along with market practice. This change will be made on a go forward basis as NEOs receive new stock option grants.
Shareholders voiced concern over the Compensation Committee's use of discretion in the Annual Incentive Plan.	For any select discretion utilized for fiscal 2023 annual incentive pay outs, rationale was thoroughly provided within the CD&A. Going forward, the Board will continue to only use discretion in select situations, and will provide detailed disclosure regarding their rationale for the decision.
Shareholders expressed their desire to see enhanced stock ownership guidelines for our CEO and NEOs, and would like to see those guidelines expressed as a multiple of salary.	We have revised our stock ownership guidelines for our CEO and continuing NEOs. Our guidelines now align with market practice: 6x salary for the CEO and 3x salary for other continuing NEOs, met through a hybrid approach of 50% stock and 50% in-the-money vested stock options.
Shareholders expressed their concern that the same Board members of the Compensation Committee have overseen a compensation plan that has received low Say-on-Pay support for multiple years in a row.	We have refreshed the committee membership of several Board committees (refer to 'Board Composition' section on page 2 of the proxy statement), including the Compensation Committee. David Barr, who previously served on the Nominating and Corporate Governance Committee, has assumed the role of Chair of the Compensation Committee. Additionally, Gary E. McCullough, who is also the Chair of the Nominating and Corporate Governance Committee, has joined the Compensation Committee. Michael Graff, the long-standing Chair of the Compensation Committee, has rotated off the Compensation Committee to join both the Executive Committee and the Nominating and Corporate Governance Committee. Mervin Dunn, a long-standing member of the Compensation Committee, retired from the Board in 2023. The Committee changes reflect our recognition of investors' concerns around accountability and ensure new perspectives and leadership.
Several shareholders expressed an interest in better understanding our peer group and the decision process behind the peer group compilation.	With the help of external compensation advisors, we reviewed, and significantly revised our peer group. We evaluated companies for inclusion or deletion on several criteria, resulting in an almost 60% turnover in composition. This new peer group is being used starting with our fiscal 2024 compensation plan. We have provided a detailed explanation of our process in the CD&A of this proxy statement.
A few shareholders noted that bringing in new advisors to offer fresh perspectives could be an opportunity for us.	Following a several months process, we hired Exequity to serve as our new compensation consultant. They, along with other external governance, and compensation experts, have helped us better understand our shareholders' priorities and identify additional ways to be responsive.
Shareholders asked us to adopt a clawback policy.	We adopted a clawback policy in 2023 that satisfies the regulatory requirements put in place by the SEC and NYSE.
Shareholders questioned the use of the carry-forward/carry-back feature in our compensation plan.	We recognize that the carry-forward/carry-back feature in our plan is unique to TransDigm. The Compensation Committee believes it is important to retain this feature of our equity awards, and additional disclosure in the CD&A has been included in this proxy statement to better explain how this feature works and its value in being maintained for the equity awards.

What We Heard	What We Did
Some shareholders expressed concern over perceived misalignment between pay and performance, and a few shared that they would like to see us adopt a relative performance metric in our long-term incentive plan to drive better alignment.	Our long-term incentive plan is 100% performance-based stock options, which we believe ultimately drives alignment between the overall amount paid to our CEO and the change in value for our shareholders. Further, more than 90% of NEO total compensation is at-risk and performance-based. We believe our emphasis on performance-based compensation drives results for TransDigm and its shareholders. We have received varying feedback over the years on the exact performance metrics that investors prefer to see in long-term incentive plans. Some investors prefer relative metrics, a common metric referenced being relative TSR, while others believe operational metrics are a more appropriate measure. We have an Annual Operating Performance metric, with a five year measurement period, that we believe is the best reflection of TransDigm's performance against our long-term strategy as it is based on actual financial results, not the whims of the market. We will continue to solicit feedback on our approach and evaluate how to best incent our executives to drive our performance for TransDigm.
Many shareholders stated that they would like to see a greater degree of responsiveness given the results of our Say-on-Pay vote in 2023.	We believe that the collective changes we have made, both in 2023 and in prior years, articulated in this table and throughout this proxy statement, demonstrate that our Board took their duty to be responsive to shareholder feedback very seriously. Understanding and addressing shareholder priorities is an ongoing process for our Board. We will continue to solicit feedback and address concerns throughout the year, including as part of our formal shareholder engagement program.

Clawback Policy

During fiscal 2024, in light of new rules promulgated by NYSE and SEC requirements, we adopted a new Compensation Clawback Policy, effective October 2, 2023 (the "Clawback Policy"), which complies with the required standards. The Clawback Policy provides for the prompt recovery (or clawback) of certain excess incentive-based compensation received during an applicable three-year recovery period by current or former executive officers in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Triggering events include accounting restatements to correct an error in previously issued financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Excess incentive-based compensation for these purposes generally means the amount of incentive-based compensation received (on or after October 2, 2023) by such executive officer that exceeds the amount of incentive-based compensation that would have been received by such executive officer had it been determined based on the restated amounts, without regard to any taxes paid. Incentive-based compensation potentially subject to recovery under the Clawback Policy is in general limited to any compensation granted, earned, or vested based wholly or in part on the attainment of one or more financial reporting measures.

In general, we may utilize a broad range of recoupment methods under the Clawback Policy. The Clawback Policy does not condition clawback on the fault of the executive officer, but we are not required to clawback amounts in limited circumstances where the Compensation Committee has made a determination that recovery would be impracticable and (1) we have already attempted to recover such amounts but the direct expenses paid to a third party in an effort to enforce the Clawback Policy would exceed the amount to be recovered, (2) the recovery of amounts would violate applicable home country law, or (3) the recovery would cause the non-compliance of a tax-qualified retirement plan under the Internal Revenue Code and applicable regulations. Operation of the Clawback Policy is subject to a brief phase-in process during the first few years after its effectiveness. We may not indemnify any such executive officer against the loss of such recovered compensation.

Compensation Committee Interlocks and Insider Participation

Messrs. Barr, McCullough, and Small comprise the Compensation Committee. There are no Compensation Committee interlocks.

Fiscal 2023 Summary Compensation Table

The following information is set forth with respect to our President and CEO, CFO, and four of TransDigm's other most highly compensated executive officers serving as an executive officer at September 30, 2023.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Kevin M. Stein, President, Chief Executive Officer, and Director	2023	1,372,500	—	20,179,574	2,275,000	18,300	23,845,374
	2022	1,273,750	376,375	12,486,796	1,886,625	2,686,450	18,709,996
	2021	1,200,000	173,812	12,798,804	1,626,188	5,685,700	21,484,504
Sarah L. Wynne, Chief Financial Officer	2023	570,208	81,152	1,578,426	541,017	332,675	3,103,479
	2022	466,875	5,664	3,453,795	359,336	692,510	4,978,180
	2021	437,500	14,365	3,387,919	310,535	269,400	4,419,719
Jorge L. Valladares III, Former Chief Operating Officer	2023	750,000	—	8,909,789	795,600	1,506,525	11,961,914
	2022	698,750	15,120	—	659,880	7,568,100	8,941,850
	2021	672,500	86,659	10,973,092	577,728	3,147,950	15,457,929
Michael J. Lisman, Co-Chief Operating Officer	2023	720,000	—	9,336,999	764,400	2,176,190	12,997,589
	2022	656,250	18,200	—	631,800	4,085,155	5,391,405
	2021	583,750	101,952	10,860,161	509,760	1,650,775	13,706,398
Joel B. Reiss, Co-Chief Operating Officer	2023	568,333	79,885	1,578,426	532,567	837,350	3,596,562
Jessica L. Warren, General Counsel, Chief Compliance Officer, and Secretary	2023	447,519	—	10,106,640	433,275	52,507	11,039,940

(1) Amounts reported for fiscal 2023 represent base salaries paid for service during fiscal 2023, and include any base salary deferred into TransDigm's qualified 401(k) plan by the NEOs for fiscal 2023. For more information about fiscal 2023 base salaries for the NEOs, see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Annual Base Salary" above.

(2) TransDigm has a performance-based annual incentive plan, with Compensation Committee discretion to adjust awards by up to 20%. The calculated amount is disclosed in the Non-Equity Incentive Plan Compensation column and any additional discretionary amount is disclosed in the Bonus column. For more information about the operation of the fiscal 2023 annual cash incentive program, see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Annual Cash Incentives" above.

(3) Amounts reported for fiscal 2023 represent the grant date fair values of performance-based stock options awarded during fiscal 2023 under TransDigm's applicable stock option plan. See Note 18 of the Notes to the Consolidated Financial Statements included in TransDigm's 2023 Form 10-K for information on the grant date fair value of such awards and a description of the assumptions used in that computation. The actual value of such stock options will depend on whether the options vest and the trading price of the stock at both the time of exercise and the time the underlying stock is ultimately sold. For more information about the operation of the fiscal 2023 stock option grants, see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives" above. In addition, for Mr. Valladares for fiscal 2023, this amount includes $5,619,377 in incremental fair value, calculated in accordance with SEC disclosure rules, related to the Board's modification of Mr. Valladares' outstanding 2019 and 2020 stock options in connection with his retirement to provide for continued vesting, and does not reflect a new equity grant. For more information on these award modifications, see "Potential Payments Upon Termination or Change in Control as of September 30, 2023" below.

(4) TransDigm has a performance-based annual cash incentive plan, which permits the Compensation Committee to apply discretion to adjust awards by up to 20%. Except as noted below, the total amounts reported for fiscal 2023 represent calculated payouts under the performance-based annual incentive plan for predetermined performance measures and goals for fiscal 2023, as described above. Any additional discretionary amount paid for FY 2023 pursuant to the Committee's discretion under the plan is disclosed in the Bonus column for fiscal 2023. For Ms. Warren, $331,875 of the amount reported in this column for fiscal 2023 was earned pursuant to such performance-based annual cash incentive plan. The remaining amount reported in this column for fiscal 2023 for Ms. Warren reflects a performance-based cash amount earned for fiscal 2023 performance under a TransDigm Retention Bonus Plan, as described above. For more information about the awards reported in this column for fiscal 2023, see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives" and "Compensation Discussion and Analysis – 2023 NEO Compensation – Retention Bonus Plan" above.

(5) Amounts reported for fiscal 2023 include: (1) the annual TransDigm contribution and matching contribution under the 401(k) plan for the named executive officers as follows: Mr. Stein, $18,300; Ms. Wynne, $18,800; Mr. Valladares, $18,525; Mr. Lisman, $18,700; Mr. Reiss, $18,800; and Ms. Warren, $19,952; and (2) DEPs on vested but unexercised stock option awards under TransDigm's dividend equivalents plans relating to dividends declared and paid on TransDigm's common stock as follows: Ms. Wynne, $313,875; Mr. Valladares, $1,488,000; Mr. Lisman, $2,157,490; Mr. Reiss, $818,550; and Ms. Warren, $32,555. For more information about the operation of the DEPs program in fiscal 2023, see "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives – Dividends and Dividend Equivalents" above.

Fiscal 2023 Grants of Plan Based Awards

The following table sets forth information concerning options granted and short-term cash incentive award targets set in fiscal 2023 to the NEOs (in dollars, except for estimated future payouts under equity plans).

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise Price of Option Awards (per share) ($)	Grant Date Fair Value of Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold[1] (#)	Target[2] (#)	Maximum (#)		
Kevin M. Stein	Annual Incentive	11/9/2022	1,225,000	1,750,000	2,275,000	—	—	—	—	—
	Performance-based Option [3]	11/9/2022	—	—	—	20,775	83,100	83,100	582.80	20,179,574
Sarah L. Wynne	Annual Incentive	11/9/2022	291,317	416,167	541,017	—	—	—	—	—
	Performance-based Option [4]	11/9/2022	—	—	—	1,625	6,500	6,500	582.80	1,578,426
Jorge L. Valladares III	Annual Incentive	11/9/2022	428,400	612,000	795,600	—	—	—	—	—
	Performance-based Option [4]	11/9/2022	—	—	—	3,388	13,550	13,550	582.80	3,290,412
	Performance-based Option Modification [5]	7/26/2023	—	—	—	*[5]	*[5]	*[5]	*[5]	5,619,377
Michael J. Lisman	Annual Incentive	11/9/2022	411,600	588,000	764,400	—	—	—	—	—
	Performance-based Option [4]	11/9/2022	—	—	—	9,613	38,450	38,450	582.80	9,336,999
Joel B. Reiss	Annual Incentive	11/9/2022	286,767	409,667	532,567	—	—	—	—	—
	Performance-based Option [4]	11/9/2022	—	—	—	1,625	6,500	6,500	582.80	1,578,426
Jessica L. Warren	Annual Incentive	1/25/2023	178,697	255,281	331,875	—	—	—	—	—
	Performance-based Option [6]	1/25/2023	—	—	—	9,000	36,000	36,000	700.50	10,106,640

(1) Calculated to represent the amount that would vest if the minimum performance criteria were met in the applicable years. If the minimum performance criteria is between the amount required to vest the minimum annual amount and the amount required to vest the maximum annual amount, the percent of options that vest will be determined by linear interpolation. Any options that do not vest in because of a shortfall of AOP (as defined in "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives") may vest in the following two years if there is an excess of AOP in such years. In addition, any excess in AOP in a year may be carried forward in the following two years to make up deficiencies in AOP in such year. In no event may more than $100 of AOP be carried forward or carried back and any amounts used in calculating current year, prior year or future year AOP may not be used more than once.

(2) Target amounts are not established under the grant but are disclosed at the maximum amount. Actual amounts could be lower if annual or cumulative performance requirements are not met.

(3) Options vest in 2027 as follows: 25% if AOP is at least $402.36 per diluted share in 2027 and 100% if AOP is at least $559.56 per diluted share in 2027.

(4) Options vest equally in 2026 - 2027 as follows: 12.5% if the AOP is at least $365.79 and 50% if the AOP is at least $476.22 per diluted share in 2026 and 12.5% if the AOP is at least $402.36 and 50% if the AOP is at least $559.56 per diluted share in 2027.

(5) This amount represents the incremental fair value related to the Board's modification of Mr. Valladares' outstanding 2019 and 2020 stock options in connection with his retirement to provide for continued vesting, and does not not reflect a new equity grant. For more information on these award modifications, see "Potential Payments Upon Termination or Change in Control as of September 30, 2023" below.

(6) Options vest equally in 2023 - 2027 as follows: 5% if the AOP is at least $274.82 and 20% if the AOP is at least $293.56 per diluted share in 2023 (the AOP was $415.01 in 2023 so 20% of the options vested), 5% if the AOP is at least $302.30 and 20% if the AOP is at least $344.93 per diluted share in 2024, 5% if the AOP is at least $332.53 and 20% if the AOP is at least $405.29 per diluted share in 2025, 5% if the AOP is at least $365.79 and 20% if the AOP is at least $476.22 per diluted share in 2026 and 5% if the AOP is at least $402.36 and 20% if the AOP is at least $559.56 per diluted share in 2027.

Grants made in fiscal 2023 are described more fully in the Compensation Discussion and Analysis section of this proxy statement. More information concerning the terms of the NEO's employment agreements is provided under the section titled "Employment Agreements" of this proxy statement. More information concerning the amount of salary and incentive compensation in proportion to total compensation for the CEO and the other NEOs is provided under the section of this proxy statement entitled "Compensation Discussion and Analysis – 2023 NEO Compensation." For more information about the Board's modification of Mr. Valladares' outstanding 2019 and 2020 stock options in connection with his retirement to provide for continued vesting, see "Potential Payments Upon Termination or Change in Control as of September 30, 2023" below.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table sets forth information concerning unexercised options as of September 30, 2023 with respect to the NEOs.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (per share)[14] ($)	Option Expiration Date
Kevin M. Stein	213,500	—	305.88	4/25/2028
	—	50,000 (1)	541.28	11/15/2029
	—	68,000 (2)	542.31	11/11/2030
	—	49,350 (3)	624.50	11/12/2031
	—	83,100 (4)	582.80	11/9/2032
Sarah L. Wynne	2,700	—	269.42	11/10/2026
	5,850	—	347.17	11/5/2028
	8,000	2,000 (5)	559.78	11/15/2029
	10,800	7,200 (6)	560.81	11/11/2030
	5,460	8,190 (7)	643.00	11/12/2031
	—	6,500 (8)	582.80	11/9/2032
Jorge L. Valladares III	32,400	— (9)	226.34	11/6/2025
	65,000	—	284.97	11/8/2027
	61,000	—	347.17	11/5/2028
	8,500	—	476.81	4/25/2029
	28,400	7,100 (5)	559.78	11/15/2029
	—	58,300 (6)	560.81	11/11/2030
	—	13,550 (8)	582.80	11/9/2032
Michael J. Lisman	120,000	—	347.17	11/5/2028
	34,620	23,080 (6)	560.81	11/11/2030
	—	38,450 (8)	582.80	11/9/2032
Joel B. Reiss	57,300	—	226.34	11/6/2025
	65,000	—	284.97	11/8/2027
	43,000	—	476.81	4/25/2029
	16,050	16,050 (10)	559.78	11/15/2029
	—	28,600 (11)	643.00	11/12/2031
	—	6,500 (8)	582.80	11/9/2032
Jessica L. Warren	1,450	—	347.42	1/23/2029
	—	550 (12)	560.81	11/11/2030
	980	1,470 (7)	643.00	11/12/2031
	7,200	28,800 (13)	700.50	1/25/2033

(1) Options generally vest as follows: 25% if AOP is at least $193.26 and 100% if AOP is at least $237.91 in 2024. The AOP calculation is explained in detail above in "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives."

(2) Options generally vest as follows 25% if AOP is at least $212.59 and 100% if AOP is at least $279.54 in 2025.

(3) Options generally vest as follows: 25% if AOP is at least $233.85 and 100% if AOP is at least $328.46 in 2026.

(4) Options generally vest as follows: 25% if AOP is at least $402.36 and 100% if AOP is at least $559.56 in 2027.

(5) Remaining unvested options generally vest as follows: 5% of the total award if the AOP is at least $193.26 and 20% of the total award if the AOP is at least $237.91 per diluted share in 2024. Upon Mr. Valladares' retirement, he forfeited 1,420 stock options, leaving 5,680 stock options eligible to vest.

(6) Remaining unvested options generally vest as follows: 5% of the total award if the AOP is at least $193.26 and 20% of the total award if the AOP is at least $237.91 per diluted share in 2024; and 5% of the total award if the AOP is at least $212.59 and 20% of the total award if the AOP is at least $279.54 per diluted share in 2025. Upon Mr. Valladares' retirement, he forfeited 23,320 stock options, leaving 38,980 stock options eligible to vest.

(7) Remaining unvested options generally vest as follows: 5% of the total award if the AOP is at least $193.26 and 20% of the total award if the AOP is at least $237.91 per diluted share in 2024; 5% of the total award if the AOP is at least $212.59 and 20% of the total award if the AOP is at least $279.54 in 2025; and 5% of the total award if AOP is at least $233.85 and 20% of the total award if the AOP is at least $328.46 in 2026.

(8) Options generally vest as follows: 12.5% if the AOP is at least $365.79 and 50% if the AOP is at least $476.22 in 2026; and 12.5% if the AOP is at least $402.36 and 50% if the AOP is at least $559.56 in 2027.

(9) 12,600 options are held in trust for the benefit of Mr. Valladares' children.

(10) Remaining unvested options generally vest as follows: 12.5% of the total award if the AOP is at least $193.26 and 50% of the total award if the AOP is at least $237.91 per diluted share in 2024.

(11) Options generally vest as follows: 12.5% if the AOP is at least $212.59 and 50% if the AOP is at least $279.54 in 2025 and 12.5% if the AOP is at least $233.85 and 50% if the AOP is at least $328.46 in 2026.

(12) Options generally vest as follows: 12.5% if the AOP is at least $193.26 and 50% if the AOP is at least $237.91 in 2024 and 12.5% if the AOP is at least $212.59 and 50% if the AOP is at least $279.54 in 2025.

(13) Options generally vest as follows: 5% of the total award if the AOP is at least $320.30 and 20% of the total award if the AOP is at least $344.93 in 2024; 5% of the total award if the AOP is at least $332.53 and 20% of the total award if the AOP is at least $405.29 in 2025; 5% of the total award if the AOP is at least $365.79 and 20% of the total award if the AOP is at least $476.22 in 2026; and 5% of the total award if the AOP is at least $402.36 and 20% of the total award if the AOP is at least $559.56 in 2027.

(14) Exercise prices for Mr. Stein have been reduced by the amount of dividends declared in 2022 ($18.50) in lieu of receiving dividend equivalent payments in cash.

Option Exercises and Stock Vested in Fiscal 2023

The following table sets forth information with respect to the number of shares acquired by the NEOs upon exercise of options and the value realized through such exercise during fiscal 2023.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Kevin M. Stein	74,300	43,752,299
Sarah L. Wynne	5,700	3,722,435
Jorge L. Valladares III	52,000	29,813,828
Michael J. Lisman	12,400	5,825,947
Joel B. Reiss	22,000	13,161,876
Jessica L. Warren	—	—

Potential Payments Upon Termination or Change in Control as of September 30, 2023

All of the NEOs have severance benefits governed by their employment agreements.

Pursuant to the terms of his employment agreement, if Mr. Stein is terminated for cause (as defined in his employment agreement), he will receive only any unpaid but accrued base salary and benefits. Upon termination for cause, any vested options terminate within the shorter of 30 days (tolled for any black-out period) and 10 years after the grant date. As of September 30, 2023, Mr. Stein had no unpaid but accrued salary and benefits. If Mr. Stein is terminated for death or disability or without cause by TransDigm or voluntarily resigns for good reason (each as defined in the agreement and described under "Employment Agreements" below), he will receive (a) two times his annual salary, (b) two times the greater of (i) all bonuses paid or payable for the fiscal year immediately prior to the date of termination or (ii) bonuses for the fiscal year in which the date of termination occurs, determined in accordance with TransDigm's annual incentive program, if any, and (C) 18 times the monthly cost of the difference between his employee co-premiums for health insurance at the time of termination and the COBRA cost for such coverage. The amount will be payable in equal monthly installments over the two-year period following his termination.

Pursuant to the terms of their respective employment agreements, if Ms. Wynne, Mr. Valladares, Mr. Lisman, Mr. Reiss, or Ms. Warren is terminated for cause (as defined in the applicable employment agreement), he or she will receive only any unpaid but accrued base salary and benefits. As of September 30, 2023, none of Mr. Valladares, Mr. Lisman, Mr. Reiss, Ms. Wynne, or Ms. Warren had unpaid but accrued base salary or benefits. If Ms. Wynne, Mr. Valladares, Mr. Lisman, Mr. Reiss, or Ms. Warren is terminated by reason of death or disability or without cause by TransDigm or voluntarily resigns for good reason (each as defined in his or her agreement and described under "Employment Agreements" below), he or she will receive (a) 1.25 times his or her annual salary, (b) 1.25 times the greater of (i) all bonuses paid or payable to him or her for the fiscal year immediately prior to the date of termination or (ii) the target bonus for the fiscal year in which the date of termination occurs, determined in accordance with TransDigm's bonus program, if any, and (c) 18 times the monthly cost of the difference between his or her employee co-premiums for health insurance at the time of termination and the COBRA cost for such coverage. In each case, the amount will be payable in equal monthly installments over the 12-month period following his or her termination.

In addition, certain option grants for Mr. Stein, Mr. Valladares, Mr. Lisman, Mr. Reiss, Ms. Wynne, or Ms. Warren have post-employment vesting provisions. If any of them had died, become disabled, been terminated by TransDigm without cause or resigned his or her employment for good reason on September 30, 2023, he or she would have had options be permitted to vest in accordance with their terms as set forth in the table below.

Name	Number of Unvested Options (#)	Option Expiration Date	Number of Options Permitted to Continue to Vest upon Termination (9/30/23) (#)
Kevin M. Stein	50,000	11/15/2029	30,000
	68,000	11/11/2030	27,200
	49,350	11/12/2031	9,870
	83,100	11/9/2032	—
Sarah L. Wynne	2,000	11/15/2029	1,200
	7,200	11/11/2030	2,880
	8,190	11/12/2031	1,638
	6,500	11/9/2032	—
Jorge L. Valladares III	7,100	11/15/2029	4,260
	58,300	11/11/2030	23,320
	13,550	11/9/2032	13,550
Michael J. Lisman	23,080	11/11/2030	9,232
	38,450	11/9/2032	—
Joel B. Reiss	16,050	11/15/2029	9,630
	28,600	11/12/2031	5,720
	6,500	11/9/2032	—
Jessica L. Warren	550	11/11/2030	—
	1,470	11/12/2031	—
	28,800	1/25/2033	—

TransDigm's equity plans or awards have provisions for accelerated vesting in certain circumstances on a change in control. For options granted prior to fiscal 2024, in the event of a change in control, unvested options will become fully vested and exercisable. Beginning with options granted in fiscal 2024, in the event of a change in control, any unvested options will become fully vested and exercisable only if either a replacement award is not provided in connection with such change in control, or in connection with such a replacement award the grantee's employment is terminated for "good reason" by the grantee or without "cause" by TransDigm or its successors (as defined in the applicable employment agreement or stock option agreement) within two years following such change in control. If a change in control had occurred on September 30, 2023, Mr. Stein, Ms. Wynne, Mr. Valladares, Mr. Lisman, Mr. Reiss, and Ms. Warren would have had 250,450, 23,890, 78,950, 61,530, 51,150, and 30,820 options, respectively, vest, with a realized value of $67,971,074, $5,930,614, $21,998,513, $16,525,634, $11,963,631 and $4,557,211, respectively (assuming the change in control price was $843.13, the closing price of our stock on the NYSE on September 29, 2023).

In sum, had a change in control or termination for the various reasons set forth below occurred on September 30, 2023, the NEOs would have been entitled to receive the following aggregate amounts:

Name	Change in Control ($)[1]	Termination for Cause ($)	Termination without Cause ($)	Termination for Death/ Disability ($)	Voluntary Termination for Good Reason ($)	Voluntary Termination Without Good Reason ($)
Kevin M. Stein	67,971,074	—	7,357,454	7,357,454	7,357,454	—
Sarah L. Wynne	5,930,614	—	1,385,884	1,385,884	1,385,884	—
Jorge L. Valladares III	21,998,513	—	1,831,454	1,831,454	1,831,454	—
Michael J. Lisman	16,525,634	—	1,739,949	1,739,949	1,739,949	—
Joel B. Reiss	11,963,631	—	1,387,287	1,387,287	1,387,287	—
Jessica L. Warren	4,557,211	—	975,568	975,568	975,568	—

(1)   Amounts assume that the NEO was not terminated in connection with the change in control. If the named executive was terminated without cause in connection with a change in control, his compensation would also include amounts listed in the column for 'Termination without Cause'.

Mr. Valladares retired effective on September 30, 2023, and his employment agreement expired immediately thereafter (October 1, 2023). As described above in "Compensation Discussion and Analysis – 2023 NEO Compensation – 2023 Equity Based Incentives – Treatment of Options for Executives Upon Termination," Mr. Valladares' option agreements contain post-retirement vesting for a certain proportion of the option award in the event of his retirement after at least age 60 plus at least 15 years of service or after at least age 65 plus at least ten years of service. In recognition of more than 25 years of service to TransDigm and his substantial contribution over his career, the Compensation Committee permitted the awarded options to vest (subject to meeting any performance metrics set forth in such award agreements) as if Mr. Valladares had reached the required retirement age. The estimated intrinsic value of such awards is approximately $11,484,982 (assuming that all awards vest and are exercised at the closing price of our stock on the NYSE on September 29, 2023).

Employment Agreements

Mr. Stein entered into an amended and restated employment agreement with TransDigm to serve as CEO in April 2018. Unless earlier terminated by TransDigm or Mr. Stein, the current term of Mr. Stein's employment expires October 1, 2024. The agreement does not have a provision for automatic renewal.

Ms. Wynne entered into an amended and restated employment agreement with TransDigm in July 2023 in connection with her promotion to CFO. Unless earlier terminated by TransDigm or Ms. Wynne, the term of her agreement extends until September 30, 2028 with no automatic right of renewal.

Mr. Valladares retired effective on September 30, 2023 and is no longer an employee.

Mr. Lisman entered into an amended and restated employment agreement with TransDigm in July 2023 in connection with his promotion to Co-COO. Unless earlier terminated by TransDigm or Mr. Lisman, the term of his agreement extends until September 30, 2028, with no automatic right of renewal.

Mr. Reiss entered into an amended and restated employment agreement with TransDigm in July 2023 in connection with his promotion to Co-COO. Unless earlier terminated by TransDigm or Mr. Reiss, the term of his agreement extends until September 30, 2028, with no automatic right of renewal.

Ms. Warren entered into an employment agreement with TransDigm in February 2023. Unless earlier terminated by TransDigm or Ms. Warren, the term of her agreement extends until December 31, 2027 with no automatic right of renewal.

The employment agreements provide that if a NEO is terminated for any reason, he or she will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by TransDigm. In addition, if his or her employment is terminated:

- without cause (as defined in his or her employment agreement)

- by the NEO for certain enumerated good reasons, which include: a material diminution in his or her title, duties or responsibilities, without his or her prior written consent; a reduction of his or her aggregate cash compensation (including bonus opportunities), benefits or perquisites, without his or her prior written consent; or any material breach of this Agreement by TransDigm; or, solely in the case of Mr. Stein, TransDigm requires him, without his prior written consent, to be based at any location that requires a relocation greater than 30 miles from Cleveland, Ohio; or TransDigm's refusal to amend the agreement to extend the term or any renewal thereof at least one year or enter into a new agreement on substantially similar terms without providing him with comparable severance; or

- due to his or her death or disability (as defined in his or her employment agreement),

then TransDigm will pay the severance described elsewhere in this proxy statement.

During the term of each executive officer's employment and following any termination of his employment, for a period of (a) 24 months in the case of Mr. Stein and (b) 12 months in the case of a termination without cause or for enumerated good reasons or 24 months in the event of voluntary termination without enumerated good reasons or termination for cause in the case of the other NEOs, the executive officer will be prohibited from engaging in any business that competes with any business of TransDigm or its subsidiaries. In addition, during the term of employment and for the two-year period following the termination of each executive officer's employment for any reason, he or she will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, TransDigm during the 12-month period prior to the date of the termination of his or her employment, to terminate their employment or consulting relationship with TransDigm. Under the terms of his or her employment agreement, each executive officer is also subject to certain confidentiality and non-disclosure obligations, and TransDigm has agreed, so long as the executive officer is not in breach of certain of his or her obligations under his or her employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him or her in connection with any action, suit or proceeding to which he may be made a party by reason of being or having been a director, officer or employee of TransDigm or serving or having served any other enterprise as a director, officer or employee at TransDigm's request.

CEO Pay Ratio

The SEC requires us to disclose the annual total compensation of each of Mr. Stein (our CEO) and our median employee, as well as the ratio of their respective annual total compensation to each other (in each case, with annual total compensation calculated in accordance with SEC rules applicable to the Fiscal 2023 Summary Compensation Table). In fiscal 2023, Mr. Stein's annual total compensation was $23,845,374. Our median employee's annual total compensation was $58,034. The ratio of Mr. Stein's annual total compensation to our median employee's annual total compensation was 411:1.

In determining our median employee, we chose September 30, 2023, the date of our prior complete fiscal year. We identified the median employee by calculating total cash compensation (base salary, including overtime, and cash incentive compensation, where applicable) of all persons employed by us as of our fiscal year-end 2023. In determining our median employee, we did not use any of the exemptions permitted under SEC rules. Similarly we did not rely on any material assumptions, adjustments (e.g., cost of living adjustments) or estimates (e.g. statistical sampling) to identify our median employee or determine annual total compensation or any elements of annual total compensation for our median employee or Mr. Stein. Once we identified our median employee, we re-calculated such employee's annual total compensation consistent with the Fiscal 2023 Summary Compensation Table for purpose of determining the ratio of Mr. Stein's annual total compensation to such employee's total compensation.

Pay Versus Performance

The SEC requires us to disclose the following pay versus performance information. The table below provides information concerning the relationship between compensation actually paid to certain years' NEOs, calculated in accordance with SEC rules, and certain elements of TransDigm performance for fiscal years 2023, 2022, and 2021.

(a) Fiscal Year	(b) Summary Comp. Table Total for PEO ($)[1]	(c) Comp. Actually Paid to PEO ($)[1][2]	(d) Average Summary Comp. Table Total for Non-PEO Named Executive Officers ($)[1]	(e) Average Comp. Actually Paid to Non-PEO Named Executive Officers ($)[1][3]	Value of Initial Fixed $100 Investment Based On:		(h) Net Income ($ Millions)	(i) EBITDA As Defined ($ Millions)[5]
					(f) Total Shareholder Return ($)	(g) Peer Group Total Shareholder Return ($)[4]		
2023	23,845,374	80,979,736	8,539,897	20,541,600	183.71	129.19	1,299	3,395
2022	18,709,996	2,210,189	6,683,966	(442,736)	114.35	105.57	867	2,646
2021	21,484,504	44,523,404	16,577,165	28,844,554	131.46	137.33	681	2,189

(1) Kevin M. Stein served as our principal executive officer ("PEO") for 2021, 2022 and 2023. Our non-PEO named executive officers ("NEOs") included W. Nicholas Howley, Robert S. Henderson, Jorge L. Valladares III, Michael J. Lisman and Sarah L. Wynne for 2021, Jorge L. Valladares III, Michael J. Lisman, Sarah L. Wynne and Halle F. Martin for 2022, and Sarah L. Wynne, Jorge L. Valladares III, Michael J. Lisman, Joel B. Reiss and Jessica L. Warren for 2023.

(2) Compensation Actually Paid to our PEO reflects the following adjustments from 'Total Compensation' reported in the Fiscal 2023 Summary Compensation Table (in dollars):

PEO	2023	2022	2021
Summary Compensation Table ("SCT") Total for PEO (Column (b))	23,845,374	18,709,996	21,484,504
Less: Stock Award values reported in SCT	—	—	—
Less: Option Award values reported in SCT	(20,179,574)	(12,486,796)	(12,798,804)
Plus (Less): Year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end from prior year-end	40,155,771	(8,499,360)	10,079,307
Plus: Year-end fair value of equity awards granted in the covered year that were outstanding and unvested as of the covered year-end	37,158,165	8,142,750	16,249,280
Plus: Vesting date fair value of equity awards granted and vested in the covered year	—	—	—
Plus (Less): Year-over-year change in fair value of equity awards granted in prior years that vested in the covered year (from prior year-end to vesting date)	—	(3,656,401)	9,509,117
Less: Fair value as of prior year-end of equity awards granted in prior years that failed to vest in the covered year	—	—	—
Plus: Dollar value of dividends paid on equity awards in the covered year	—	—	—
Less: Aggregate change in actuarial present value of pension benefits	—	—	—
Plus: Service cost of pension benefits	—	—	—
Plus: Prior service cost of pension benefits	—	—	—
Compensation Actually Paid to PEO (Column (c))	80,979,736	2,210,189	44,523,404

(3) Average Compensation Actually Paid to our non-PEO NEOs reflects the following adjustments from 'Total Compensation' reported in the Fiscal 2023 Summary Compensation Table (in dollars):

NEO	2023	2022	2021
Average SCT Total for Non-PEOs (Column (d))	8,539,897	6,683,966	16,577,165
Less: Stock Award values reported in SCT	—	—	—
Less: Option Award values reported in SCT	(6,302,056)	(2,122,249)	(13,645,045)
Plus (Less): Year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end from prior year-end	5,229,834	(3,420,547)	5,163,170
Plus: Year-end fair value of equity awards granted in the covered year that were outstanding and unvested as of the covered year-end	8,151,452	562,573	13,541,351
Plus: Vesting date fair value of equity awards granted and vested in the covered year	584,626	267,645	3,113,027
Plus (Less): Year-over-year change in fair value of equity awards granted in prior years that vested in the covered year (from prior year-end to vesting date)	4,337,847	(2,414,124)	4,094,886
Less: Fair value as of prior year-end of equity awards granted in prior years that failed to vest in the covered year	—	—	—
Plus: Dollar value of dividends paid on equity awards in the covered year	—	—	—
Less: Aggregate change in actuarial present value of pension benefits	—	—	—
Plus: Service cost of pension benefits	—	—	—
Plus: Prior service cost of pension benefits	—	—	—
Compensation Actually Paid to Non-PEOs (Column (e))	20,541,600	(442,736)	28,844,554

(4) Represents the cumulative total shareholder return of the S&P Aerospace & Defense Select Index, which we consider to be our peer group for purposes of the performance graph included in our Annual Reports on Form 10-K.

(5) For information regarding the calculation of EBITDA As Defined, see the "Compensation Discussion and Analysis" section of this proxy statement, plus Appendix A for a reconciliation of income from continuing operations to EBITDA As Defined.

Certain Relationships between Pay and Performance

The following graphical comparisons describe the relationships between certain figures included in the Pay Versus Performance table for each of 2023, 2022, and 2021, including (a) a comparison between our cumulative total shareholder return and the total shareholder return of the peer group; and (b) comparisons between (i) the compensation actually paid to the PEO and the average compensation actually paid to our non-PEOs and (2) each of the performance measures set forth in columns (f), (h) and (i) of the Pay Versus Performance table.







Relationship Between Compensation Actually Paid and Net Income

Tabular List of Financial Performance Measures

The following represent the most important financial performance measures used to link compensation actually paid for fiscal 2023 to TransDigm's performance. Refer to the "Compensation Discussion and Analysis" section within this proxy statement for further details about these financial performance measures.

- AOP
- EBITDA As Defined
- EBITDA As Defined Margin

Audit Committee Report

In accordance with its written charter adopted by the Board, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of TransDigm's accounting, auditing, and financial reporting practices. Management has the responsibility for the preparation of TransDigm's financial statements, and the independent registered public accounting firm has the responsibility for the examination of those statements. The Audit Committee meets at least quarterly to review quarterly or annual financial information prior to its release and inclusion in SEC filings. As part of each meeting, the Audit Committee has the opportunity to meet independently with management and TransDigm's independent registered public accounting firm.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

The Audit Committee reviewed and discussed TransDigm's audited financial statements for the fiscal year ended September 30, 2023 with management.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that TransDigm's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2023 for filing with the SEC.

The Audit Committee



Sean P. Hennessy, Chair   Jane M. Cronin   Michele L. Santana

Proposal Two

Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending September 30, 2024

The Audit Committee has re-appointed Ernst & Young LLP as TransDigm's independent registered public accounting firm and as the auditors of TransDigm's consolidated financial statements for fiscal 2024. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young LLP for fiscal 2024, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young LLP, and the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management. Ernst & Young LLP has served as TransDigm's independent registered public accounting firm since 2004.

At the annual meeting, our shareholders are being asked to ratify the appointment of Ernst & Young LLP as TransDigm's independent registered public accounting firm for fiscal 2024. Although ratification of the Audit Committee's appointment of Ernst & Young LLP is not required, we believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. In such event, the Audit Committee may retain Ernst & Young LLP notwithstanding the fact that the stockholders did not ratify the selection, or select another nationally recognized accounting firm without re-submitting the matter to the stockholders.

Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of TransDigm and its shareholders. A representative of Ernst & Young LLP is expected to be present at the annual meeting, will have an opportunity to make a statement if desired, and is expected to be available to respond to appropriate questions.

Fees Paid to the Independent Registered Public Accounting Firm

The following table shows the fees billed by TransDigm's independent registered public accounting firm for the years ended September 30, 2023 and September 30, 2022.

	FY 2023 ($)	FY 2022 ($)
Audit Fees[1]	8,056,000	7,652,000
Audit-Related Fees[2]	46,000	60,000
Tax Fees[3]	581,000	1,175,000
All Other Fees[4]	10,000	5,000

(1) Audit fees are fees for professional services rendered in connection with the audit of our annual consolidated financial statements and internal control over financial reporting, certain statutory audits required for our international subsidiaries and reviews of our quarterly consolidated financial statements.

(2) Audit-related fees include employee benefit plans and other agreed-upon procedures and attestation engagements.

(3) Tax fees include professional services rendered for tax compliance and tax advisory services. These services include the review of certain tax returns and tax audit assistance.

(4) All other fees include publications and online subscriptions/content.

Audit Committee Pre-Approval Policy

The Audit Committee must pre-approve any audit or permissible non-audit services. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. All non-audit services were preapproved by the Audit Committee.

Although the Audit Committee may select our independent auditors without stockholder approval, the Audit Committee will consider the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal to be a ratification by the stockholders of the selection of Ernst & Young LLP as TransDigm's independent auditors. Abstentions will have the same effect as a vote against the proposal. Ratification of the Audit Committee's selection of TransDigm's independent auditors is a "routine" matter so there should be no broker non-votes.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR PROPOSAL 2

Proposal Three

Approval, on an Advisory Basis, of the Compensation of Our NEOs

Our executive compensation program is designed to motivate and reward exceptional performance. We believe that the compensation of our NEOs appropriately reflects and rewards their significant contributions to TransDigm's strong performance over the long-term and short-term. In the past year or so, we have made several changes to our compensation in response to shareholder feedback, including:

Oversight & Accountability	**New Compensation Committee Chair**	We have appointed a new Compensation Committee Chair.
	Refreshed Compensation Committee	We have refreshed the members of the Compensation Committee; 67% of the members are new to the Committee.
Shareholder Engagement	**Enhanced Investor Outreach Program**	We have implemented a formal year-round shareholder engagement program, increasing the number of shareholder feedback meetings by almost 250%.
	Enhanced Shareholder Feedback Disclosure	In connection with our enhanced investor outreach program, we have also enhanced our disclosure of shareholder feedback.
Disclosure	**Enhanced Compensation Program Disclosure**	We have enhanced our disclosure of our compensation program, including descriptions of the carry-forward and carry-back feature of the long-term incentive plan and overall program design.
	Enhance Disclosure of Discretion When Used	Going forward, we will include a more fulsome disclosure if the Compensation Committee exercises discretion.
Plan Design	**Increased Stock Ownership Guidelines for Named Executive Officers**	We have increased our stock ownership guidelines to six times salary for the CEO and three times salary for the remaining continuing NEOs.
	Refreshed Peer Group	We have hired a new compensation consultant and significantly refreshed our peer group to help ensure it includes representative peers.
	Adopted Double-Trigger Change in Control Provision	We have incorporated double-trigger change in control provisions in option agreements for NEO option awards starting in fiscal 2024.

The changes above are in addition to those we made in previous years, including, but not limited to:

- Eliminating overlapping metrics in our long-term and short-term incentive plans

- Adopting a policy that we will not use discretion in vesting performance-based options in the future

- Adopting a policy that we will not make discretionary amendments to any then current-year performance targets in the future

- Re-implementing annual operating performance criteria for option vesting for fiscal 2022 and beyond (including for options granted in 2020-21)

- Eliminating alternate market vesting in options starting last year, in fiscal 2021

- Eliminating cash dividend equivalents for directors (including our CEO) for future dividends, such that directors will only receive adjustment of the exercise price of the options as contemplated by our stock option plan

- Terminating the executive chair employment agreement early to eliminate dual CEO compensation starting in fiscal 2022

As required pursuant to Section 14A of the Exchange Act, the following proposal provides shareholders the opportunity to cast an advisory vote to approve the compensation of our NEOs (a "Say-on-Pay vote") by voting for or against the following resolution. As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board and the Compensation Committee expect to consider the results of the vote when making future compensation decisions for TransDigm's NEOs.

> "RESOLVED, that the shareholders approve the compensation of TransDigm's NEOs, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the proxy statement."

The approval of NEO compensation is an advisory vote; however, the Board and the Compensation Committee will consider the affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the proposal as approval of the compensation paid to TransDigm's NEOs. Say-on-Pay voting is conducted annually, and we expect to hold our next Say-on-Pay at our 2025 Annual Meeting of shareholders (the "2025 Annual Meeting"). Broker non-votes will not have a positive or negative effect on the outcome of the proposal. Abstentions will have the same effect as a vote against the proposal.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL 3

Other Matters

TransDigm knows of no other matters to be submitted to shareholders at the annual meeting, other than the proposals identified in this proxy statement. If any other matters properly come before shareholders at the annual meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Other Information

This section includes information about stock ownership and other general information.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding the beneficial ownership of TransDigm common stock as of the record date, January 12, 2024, with respect to each person known to TransDigm to be a beneficial owner of more than five percent of the outstanding common stock.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership (#)	Percentage of Class [5] (%)
Capital International Investors[1] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	6,569,059	11.8 %
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	5,903,014	10.6 %
Capital World Investors [3] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	2,973,299	5.3 %
BlackRock Institutional Trust Company, N.A. [4] 55 East 52nd Street New York, NY 10055	2,941,465	5.3 %

(1)   Information obtained from a Schedule 13G/A filed by Capital International Investors on February 13, 2023 and a Form 13F filed November 13, 2023 reporting holdings as of September 30, 2023. Capital International Investors has sole voting power over 6,566,089 shares.

(2)   Information obtained from a Schedule 13G/A filed by The Vanguard Group, Inc. on February 9, 2023 and a Form 13F/A filed December 18, 2023 by The Vanguard Group Inc. reporting holdings as of September 30, 2023. The Vanguard Group, Inc. has shared voting power over 71,497 shares.

(3)   Information obtained from a Form 13F filed by Capital World Investors on November 13, 2023. Capital World Investors has sole voting power over all shares.

(4)   Information obtained from a Schedule 13G/A filed by BlackRock, Inc. on January 30, 2023 and a Form 13F filed November 13, 2023. Black Rock, Inc. has sole voting power over 2,826,925 shares.

(5)   Percentage of ownership is based on 55,594,246 shares of common stock of TransDigm outstanding as of the record date, January 12, 2024.

General Information Regarding the 2024 Annual Meeting of Shareholders

Date & Time, Location, and Record Date



Date & Time
Thursday, March 7, 2024
9:00 a.m., Eastern time



Location
1301 East Ninth Street, Suite 3000
Cleveland, Ohio 44114



Record Date
January 12, 2024

The record date for the annual meeting is January 12, 2024. Only shareholders of record as of the close of business on this date are entitled to vote at the annual meeting.

You are invited to vote on the proposals described in this proxy statement if you were a TransDigm shareholder on the record date.

TransDigm is soliciting proxies for use at the annual meeting, including any postponements or adjournments.

How do I Attend the Annual Meeting?

The annual meeting will be held at the TransDigm's principal executive offices, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114 on Thursday, March 7, 2024, at 9:00 a.m. Eastern time. For directions to the annual meeting, contact our Investor Relations department at 216-706-2945.

Only shareholders as of the record date, or their duly appointed proxies, may attend the annual meeting. If you hold your shares in "street name" (through a broker or other nominee), you will need to bring a copy of your brokerage statement reflecting your ownership of shares of common stock as of the record date.

Even if you plan on attending the annual meeting, please vote in advance on the internet, by phone or by completing and returning your proxy card to ensure that your vote will be represented at the annual meeting.

How are Proxy Materials Delivered?

These proxy materials were first sent or made available to shareholders on January 26, 2024, and include:

- The Notice of 2024 Annual Meeting of Shareholders

- This proxy statement for the annual meeting

- TransDigm's Annual Report on Form 10-K for the year ended September 30, 2023

If you received printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the annual meeting.

TransDigm uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials to our shareholders with instructions on how to access the proxy materials online or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability of Proxy Materials to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce our printing and mailing costs.

Our proxy materials are also available at *www.transdigm.com/investor-relations.*

Eliminating Duplicate Mailings

We have adopted a procedure called "householding" whereby we may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this proxy statement and the annual report to multiple shareholders who share the same address, unless we have received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings, reduces the volume of duplicate information shareholders receive and reduces printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon request, TransDigm will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this proxy statement and the annual report to any shareholder that elects not to participate in householding. To receive, free of charge, a separate copy of the notice of internet availability and, if you requested printed versions by mail, this proxy statement or the annual report, or separate copies of any future notice, proxy statement, or annual report, you may write or call:

TransDigm Investor Relations
1301 East Ninth Street, Suite 3000
Cleveland, Ohio 44114
Phone: (216) 706-2945
Email: ir@transdigm.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

How Many Votes Must be Present in Order to Hold the Annual Meeting?

Holders of a majority of the shares entitled to vote at the annual meeting must be present at the annual meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if you have properly voted by proxy prior to the annual meeting or you are entitled to vote and present at the annual meeting. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the annual meeting and reconvene at a later date.

Who Pays for This Proxy Solicitation?

TransDigm is paying the costs of the solicitation of proxies. We have retained Okapi Partners LLC to assist in the distribution of proxy materials and the solicitation of proxies from brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the annual meeting. We have agreed to pay Okapi Partners LLC a fee of approximately $26,000 plus out-of-pocket expenses. In addition to solicitations by mail, the proxy solicitor and directors, officers, and employees of TransDigm and its subsidiaries, without additional compensation, may solicit proxies on TransDigm's behalf in person, by phone, or by electronic communication.

Who is Entitled to Vote at the Annual Meeting?

Each share of TransDigm common stock is entitled to one vote on each proposal. Only "shareholders of record" as of the close of business on the record date are entitled to vote at the annual meeting. As of the record date, there were 55,594,246 shares of TransDigm common stock issued and outstanding. In addition to shareholders of record of TransDigm common stock, "beneficial owners of shares held in street name" as of the record date can vote using the methods described below.

Shareholders of Record. If your shares are registered directly in your name with TransDigm's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name. If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

How Can I Vote My Shares?

There are three ways to vote:

- **Online Prior to the Annual Meeting.** If you are a shareholder of record, you may vote by proxy by visiting *www.proxyvote.com* and entering the control number found in your notice of internet availability or proxy card. If you are a beneficial owner of shares held in street name, the availability of online voting may depend on the voting procedures of the organization that holds your shares. Your internet vote must be received by 11:59 p.m. Eastern time on Wednesday, March 6, 2024.

- **Phone.** If you are a shareholder of record, you may vote by proxy by calling 1-800-690-6903. You will need the control number found in your notice of internet availability or proxy card. If you are a beneficial owner of shares held in street name, the availability of telephone voting may depend on the voting procedures of the organization that holds your shares. Your telephone vote must be received by 11:59 p.m. Eastern time on Wednesday, March 6, 2024.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by filling out the card or form and returning it in the envelope provided. If you are a beneficial owner of shares held in street name, you should complete the voting instruction card provided to you by your broker or nominee.

All shares represented by valid proxies received prior to the taking of the vote at the annual meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the annual meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the meeting.

What Can I do if I Change My Mind After I Vote?

If you give a proxy, you may revoke it at any time by giving written notice to TransDigm at its principal address, by submitting a later dated proxy or by giving notice at the annual meeting. Your presence at the annual meeting, without any further action, will not revoke your previously granted proxy.

What Happens if I Return my Proxy but Fail to Vote on Each Proposal?

Shareholders of Record. If you are a shareholder of record and you indicate when voting online or by phone that you wish to vote as recommended by the Board or you sign and return a proxy statement without giving specific voting instructions then the persons named as proxy holders, Sarah L. Wynne and Kevin M. Stein, will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the annual meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the broker that holds your shares with specific voting instructions, then such broker may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters. Proposal No. 2 (ratification of the appointment of Ernst & Young LLP as TransDigm's independent registered public accounting firm for the fiscal year ending September 30, 2024) is a routine matter. A broker or other nominee may generally vote in their discretion on routine matters and therefore no broker non-votes are expected in connection with Proposal No. 2. Proposal No. 1 (the election of ten director nominees to our Board of Directors) and Proposal No. 3 (approval, on an advisory basis, of the compensation of our NEOs) are non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposals No. 1 and No. 3.

Shareholder Proposals for the 2025 Annual Meeting

Shareholder Proposal for Inclusion in the Proxy Statement

If a shareholder wants to submit, in accordance with SEC Rule 14a-8, a proposal for inclusion in our proxy statement and form of proxy for presentation at TransDigm's 2025 Annual Meeting, the proposal must be provided in the manner set forth in SEC Rule 14a-8 and received by TransDigm at our principal executive offices at the address below by September 28, 2024.

Shareholder Proposal Not Included in the Proxy Statement

If a shareholder wants to propose any matter for consideration of the shareholders at the 2025 Annual Meeting other than a matter brought pursuant to SEC Rule 14a-8, our Bylaws require the shareholder to notify our Secretary in writing at TransDigm's principal executive offices between December 7, 2024 to January 6, 2025. If a shareholder submits such a proposal after January 6, 2025, the presiding officer at the 2025 Annual Meeting may refuse to acknowledge the proposal. However, if the presiding officer allows the consideration of a proposal submitted after January 6, 2025, the proxies designated by the Board may exercise their discretionary voting authority with respect to any such proposal, without discussing the proposal in our proxy materials.

Director Nomination for Inclusion in the Proxy Statement

TransDigm's Bylaws provide proxy access to eligible shareholders. The proxy access bylaw provides that a shareholder, or group of up to 20 shareholders, that owns 3% or more of TransDigm's outstanding common stock continuously for at least three years may submit director nominees for up to the greater of two directors or 20% of the Board seats provided that the shareholder and nominees satisfy the requirements specified in Article III, Section 4 of our Bylaws (a "proxy access director nomination"). A shareholder's notice of a proxy access director nomination must be delivered to TransDigm at its principal executive offices between August 29, 2024 to September 28, 2024.

Director Nominations Not Included in Proxy Statement

If a shareholder does not meet the requirements for a proxy access director nomination, the shareholder may still nominate a director if the shareholder complies with certain procedures set forth in TransDigm's Bylaws. These procedures provide that nominations for director must be submitted in writing to the Secretary of TransDigm at its principal executive offices. TransDigm must receive the notice of a shareholder's intention to introduce a nomination at TransDigm's 2025 Annual Meeting between November 7, 2024 to December 7, 2024. If a shareholder makes a director nomination that meets the requirements of the Bylaws but is not a proxy access director nomination, that nomination will not be discussed in our proxy materials.

The specific requirements and procedures for shareholder proposals, director nominations, and proxy access director nominations are set forth in our Bylaws. TransDigm reserves the right to reject, rule out of order, or to take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

In addition to satisfying the requirements under TransDigm's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than TransDigm's nominees must provide notice that sets forth any additional information required by SEC Rule 14a-19 under the Exchange Act (including a statement that such shareholder intends to solicit the holders of common stock representing at least 67% of the voting power of the Company's shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees) no later than January 6, 2025.

Notices of intention to present proposals, nominate directors, or solicit proxies at the 2025 Annual Meeting, and all supporting materials required by our Bylaws, must be submitted to our principal executive offices c/o Secretary.

Appendix A

Non-GAAP Supplemental Information

EBITDA, EBITDA As Defined, EBITDA As Defined Margin, Adjusted Net Income and Adjusted Earnings Per Share are non-GAAP financial measures presented in this proxy statement as supplemental disclosures to income from continuing operations and reported results. TransDigm Group defines "EBITDA" as earnings before interest, taxes, depreciation and amortization, and defines "EBITDA As Defined" as EBITDA plus certain non-operating items recorded as corporate expenses, including non-cash compensation charges incurred in connection with TransDigm Group's stock incentive or deferred compensation plans, foreign currency gains and losses, acquisition-integration costs, acquisition and divestiture transaction-related expenses, and refinancing costs. Acquisition and divestiture-related costs represent accounting adjustments to inventory associated with acquisitions of businesses and product lines that were charged to cost of sales when the inventory was sold; costs incurred to integrate acquired businesses and product lines into the Company's operations, facility relocation costs and other acquisition-related costs; transaction-related costs for both acquisitions and divestitures comprising deal fees; legal, financial and tax diligence expenses and valuation costs that are required to be expensed as incurred and other acquisition accounting adjustments. TransDigm Group defines "Adjusted Net Income" as income from continuing operations plus purchase accounting backlog amortization expense, effects from the sale on businesses, non-cash compensation charges incurred in connection with TransDigm Group's stock incentive or deferred compensation plans, foreign currency gains and losses, acquisition-integration costs, acquisition and divestiture transaction-related expenses, and refinancing costs. "EBITDA As Defined Margin" represents EBITDA As Defined as a percentage of net sales. TransDigm Group defines "Adjusted Earnings Per Share" as Adjusted Net Income divided by the total outstanding shares for basic and diluted earnings per share. For more information regarding the computation of EBITDA, EBITDA As Defined, EBITDA As Defined Margin, Adjusted Net Income and Adjusted Earnings Per Share, please see the attached "Reconciliations of Non-GAAP Measures to Most Directly Comparable U.S. GAAP Measures."

TransDigm Group presents these non-GAAP financial measures because it believes that they are useful indicators of its operating performance. TransDigm Group believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to measure operating performance among companies with different capital structures, effective tax rates and tax attributes, capitalized asset values and employee compensation structures, all of which can vary substantially from company to company. In addition, analysts, rating agencies and others use EBITDA to evaluate a company's ability to incur and service debt. EBITDA As Defined is used to measure TransDigm Inc.'s compliance with the financial covenant contained in its credit facility. TransDigm Group's management also uses EBITDA As Defined to review and assess its operating performance, to prepare its annual budget and financial projections and to review and evaluate its management team in connection with employee incentive programs. Moreover, TransDigm Group's management uses EBITDA As Defined to evaluate acquisitions and as a liquidity measure. In addition, TransDigm Group's management uses Adjusted Net Income as a measure of comparable operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance.

None of EBITDA, EBITDA As Defined, EBITDA As Defined Margin, Adjusted Net Income or Adjusted Earnings Per Share is a measurement of financial performance under U.S. GAAP and such financial measures should not be considered as an alternative to income from continuing operations, income from operations, earnings per share, cash flows from operating activities or other measures of performance determined in accordance with U.S. GAAP. In addition, TransDigm Group's calculation of these non-GAAP financial measures may not be comparable to the calculation of similarly titled measures reported by other companies.

Although we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with U.S. GAAP. Some of these limitations are:

1. neither EBITDA nor EBITDA As Defined reflects the significant interest expense, or the cash requirements, necessary to service interest payments on our indebtedness;
2. although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and neither EBITDA nor EBITDA As Defined reflects any cash requirements for such replacements;
3. the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of EBITDA and EBITDA As Defined;

4. neither EBITDA nor EBITDA As Defined includes the payment of taxes, which is a necessary element of our operations; and

5. EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

Reconciliations of Non-GAAP Measures to Most Directly Comparable U.S. GAAP Measures

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO EBITDA AND EBITDA AS DEFINED														
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
							($) (in millions)							
Net sales	$ 52	$ 57	$ 63	$ 78	$ 111	$ 131	$ 151	$ 201	$ 249	$ 293	$ 301	$ 374	$ 435	$ 593
Income (loss) from continuing operations	$ (5)	$ —	$ 1	$ 3	$ 14	$ (17)	$ 11	$ 14	$ 31	$ (76)	$ 14	$ 35	$ 25	$ 89
Depreciation and amortization expense	7	7	7	6	7	6	7	9	13	10	18	17	16	24
Interest expense, net	5	5	5	3	3	23	28	32	37	43	75	80	77	92
Income tax provision (benefit)	(2)	—	2	5	13	(2)	8	9	17	(45)	6	23	16	53
Warrant put value adjustment	1	1	2	5	7	—	—	—	—	—	—	—	—	—
Extraordinary item	—	—	—	2	—	—	—	—	—	—	—	—	—	—
EBITDA	6	13	17	24	44	10	54	64	98	(68)	113	155	134	258
Merger expense	—	—	—	—	—	40	—	—	—	176	—	—	—	—
Refinancing costs	—	—	—	—	—	—	—	—	—	—	—	—	49	—
Acquisition and divestiture transaction-related costs	4	—	—	1	—	1	—	8	—	15	20	2	1	9
Non-cash compensation and deferred compensation costs	—	—	—	—	—	—	—	—	—	1	6	7	1	6
One-time special bonus	—	—	—	—	—	—	—	—	—	—	—	—	6	—
COVID-19 pandemic restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on sale of businesses	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public offering costs	—	—	—	—	—	—	—	—	—	—	—	—	3	2
EBITDA As Defined	$ 10	$ 13	$ 17	$ 25	$ 44	$ 51	$ 54	$ 72	$ 98	$ 124	$ 139	$ 164	$ 194	$ 275
EBITDA As Defined Margin	19.2 %	22.8 %	27.0 %	32.1 %	39.6 %	38.9 %	35.8 %	35.8 %	39.4 %	42.3 %	46.2 %	43.9 %	44.6 %	46.4 %

Reconciliations of Non-GAAP Measures to Most Directly Comparable U.S. GAAP Measures (Cont.)

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO EBITDA AND EBITDA AS DEFINED

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
								($) (in millions)								
Net sales	$ 714	$762	$828	$1,206	$1,700	$1,924	$2,373	$2,707	$3,171	$3,504	$3,811	$5,223	$5,103	$4,798	$5,429	$6,585
Income (loss) from continuing operations	$ 133	$ 163	$ 163	$ 152	$325	$303	$307	$447	$586	$629	$962	$ 841	$ 653	$ 681	$ 866	$1,299
Depreciation and amortization expense	25	28	30	61	68	73	96	94	122	141	129	226	283	253	253	268
Interest expense, net	93	84	112	185	212	271	348	419	484	602	663	859	1,029	1,059	1,076	1,164
Income tax provision (benefit)	74	88	88	77	163	146	142	189	182	209	24	222	87	34	261	417
Warrant put value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Extraordinary item	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EBITDA	325	363	393	475	768	793	893	1,149	1,374	1,581	1,778	2,148	2,052	2,027	2,456	3,148
Merger expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinancing costs	—	—	—	72	—	30	132	18	16	40	6	3	28	37	1	56
Acquisition and divestiture transaction-related costs	2	6	12	30	19	26	21	37	57	31	29	169	31	35	18	18
Non-cash compensation and deferred compensation costs	6	6	7	13	22	49	26	32	48	46	59	93	93	130	184	157
One-time special bonus	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
COVID-19 pandemic restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	54	40	—	—
Gain on sale of businesses	—	—	—	—	—	—	—	—	—	—	—	—	—	(69)	(7)	—
Other	—	—	—	—	—	2	1	(2)	—	13	5	6	20	(11)	(6)	16
Public offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EBITDA As Defined	$333	$375	$ 412	$590	$809	$900	$1,073	$1,234	$1,495	$1,711	$1,877	$2,419	$2,278	$2,189	$2,646	$3,395
EBITDA As Defined Margin	46.6 %	49.2 %	49.8 %	48.9 %	47.6 %	46.8 %	45.2 %	45.6 %	47.1 %	48.8 %	49.3 %	46.3 %	44.6 %	45.6 %	48.7 %	51.6 %

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

	2019	2020	2021	2022	2023
		($) (in millions)			
Income from continuing operations	$ 841	$653	$ 681	$866	$1,299
Gross adjustments from EBITDA to EBITDA As Defined	271	226	162	190	247
Purchase accounting backlog amortization	38	53	11	7	4
Tax adjustment	(122)	(103)	(146)	(65)	(73)
Adjusted Net Income	$1,028	$829	$708	$998	$1,477
Weighted-average shares outstanding under the two-class method	56.3	57.3	58.4	58.2	57.2
Adjusted Earnings Per Share	$18.27	$14.47	$12.13	$17.14	$25.84